Registration No. 33-62674



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                         POST-EFFECTIVE AMENDMENT NO. 6

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                      under
                           the Securities Act of 1933
                 ----------------------------------------------


                   Great Northern Insured Annuity Corporation
             (Exact name of registrant as specified in its charter)
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                        Washington                                    91-1127115                     6312
(State or other jurisdiction of incorporation or organization)       (I.R.S. Employer       (Primary Standard Industrial
                                                                  Identification Number)    Classification Code Number)
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                             6604 West Broad Street
                            Richmond, Virginia 23230
                                 (804) 281-6000
          (Address and telephone number of Principal Executive Offices)

                       -----------------------------------



            SCOTT A. CURTIS
             Vice President
Great Northern Insured Annuity Corporation
          6604 West Broad Street
           Richmond, VA 23230
             (804) 281-6000

(Name, address and telephone number of agent for service)





                   GREAT NORTHERN INSURED ANNUITY CORPORATION

                              CROSS REFERENCE SHEET
                     Pursuant to Regulation S-K, Item 501(b)

                                    Form S-1
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

Item No.               Form S-1 Caption                                            Location in the Prospectus
   1.                  Forepart of the Registration Statement
                       and Outside Front Cover Page of Prospectus.                 Outside Front Cover Page

   2.                  Inside Front and Outside Back Cover Pages                   Table of Contents Summary
                       of Prospectus.

   3.                  Summary Information, Risk Factors and                       Outside Front Cover Page;
                       Ratio of Earnings to Fixed Charges.                         Special Terms; Summary

   4.                  Use of Proceeds.                                            Investments Supporting the Fixed Guarantee
                                                                                   Periods

   5.                  Determination of Offering Price.                            Not Applicable

   6.                  Dilution.                                                   Not Applicable

   7.                  Selling Security Holders.                                   Not Applicable

   8.                  Plan of Distribution.                                       Distribution of Contracts

   9.                  Description of Securities to be Registered.                 Summary; Description of the Contract

   10.                 Interests of Named Experts and Counsel.                     Legal Matters

   11.                 Information with Respect to the Registrant.                 Great Northern Insured Annuity Corporation;
                                                                                   Federal Tax Matters; More Information About GNA;
                                                                                   Executive Officers and Directors; Legal
                                                                                   Proceedings

   12.                 Disclosure of Commission Position on Indemnification for
                       Securities Act Liabilities.                                 Not Applicable







                             GREAT NORTHERN INSURED
                               ANNUITY CORPORATION
                             6604 West Broad Street
                               Richmond, VA 23230
                                 (804) 281-6000

                          Group and Individual Modified
                          Guaranteed Annuity Contracts

                         with Guaranteed Interest Rates
                      for Periods of from One to Ten Years

        The Contract described in this Prospectus is designed to provide annuity payments in connection with retirement plans that do not qualify for special federal income tax treatment under the Internal Revenue Code or certain plans that qualify for special income tax treatment, such as Individual Retirement
Accounts or Annuities or Tax-Sheltered Annuities.

               In most states the Contract offered by this Prospectus is a group
Contract. The group Contract may have been issued to a broker-dealer or other financial institution for a group consisting of clients of the broker-dealer or financial institution. The Contract may also have been issued to any other organized group acceptable to us, including a trust established for account holders of a broker-dealer or other financial institution. In certain states where the group Contract was not approved for sale, an individual Contract may have been available. The Company has ceased offering the Contract for sale, and it will no longer accept new Participants under the outstanding group Contracts.
Current Participants may, however, continue to direct the reinvestment of accumulated value at the end of any Guarantee Period subject to the limitations described in this Prospectus.



               The Contract permits Participants under the Contract to make single premium payments to be accumulated at a guaranteed rate or rates of interest depending upon the Guarantee Period or Periods selected by the Participant. A certificate of participation was issued for each single premium.
Guarantee Periods range from one to ten years. At the end of any Guarantee
Period the accumulated value is reinvested for one or more new Guarantee Periods at the current interest rates then offered by us.


        A withdrawal made prior to the end of a Guarantee Period will be subject to a market value adjustment, which could have the effect of either increasing or decreasing the Participant's values, and may be subject to a withdrawal charge. (See "Market Value Adjustment" and "Withdrawal Charge" under
"Description of the Contract.")

        THESE SECURITIES ARE NOT DEPOSITS WITH, OR OBLIGATIONS OF, OR GUARANTEED
OR ENDORSED BY, ANY BANK OR ANY AFFILIATE THEREOF, AND ARE NOT INSURED BY THE
FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER
GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is May 1, 1998.


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                                TABLE OF CONTENTS
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Table of Contents....................................................................
Definitions
Summary of the Contract..............................................................
Great Northern Insured Annuity Corporation...........................................
Description of the Contracts ........................................................
        General......................................................................
        Premiums.....................................................................
        Selecting the Guarantee Period...............................................
        Sub-Account and Annuity Values...............................................
        Sub-Account Transfers........................................................
        Fixing Guaranteed Interest Rates.............................................
        Withdrawals..................................................................
        Market Value Adjustment......................................................
        Withdrawal Charge............................................................
        First Withdrawal During Certificate Year.....................................
        Payment on Death.............................................................
        Annuity Provisions...........................................................
        Other Provisions.............................................................
Investments Supporting the Contracts.................................................
Distribution of the Contracts........................................................
Federal Income Taxes.................................................................
More Information About GNA...........................................................
        History and Business.........................................................
        Selected Financial Data......................................................
        Management's Discussion and Analysis of Financial Condition and Results of
          Operations.................................................................
        Reserves.....................................................................
        Investments..................................................................
        Competition..................................................................
        Government Regulation........................................................
        Year 2000 ...................................................................
        New Accounting Standards ....................................................
Executive Officers and Directors.....................................................
        Executive Compensation.......................................................
Legal Proceedings....................................................................
Legal Matters........................................................................
Experts
Registration Statement...............................................................
Appendix
Financial Statements.................................................................

        No person has been authorized to give any information or to make any representation other than that contained in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer of, or solicitation of an offer to acquire, any Contracts or interests therein offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

        Each participant will be furnished at least once each year prior to his or her Annuity Date a statement showing his or her Annuity Value, Sub-Account Values and current interest rates. The statement will not include financial statements.

                                   DEFINITIONS

        Annuity Value--The sum of all Sub-Account Values.

        Annuitant--The person whose age determines the Annuity Date and upon whose continuation of life annuity payments may depend. The Participant is the Annuitant unless another person is named.

        Annuity Date--The date on which annuity payments are to start.

        Annuity--A series of predetermined periodic payments.

        Beneficiary--The person to whom payment is to be made on the death of the Participant (or other appropriate individual).

        Certificate*--Under a group Contract, an individual certificate of participation issued by GNA to each Participant as evidence of his or her rights and benefits under the Contract.

        Certificate Anniversary*--Each anniversary of the Effective Date.

        Certificate Year*--The year starting on the Certificate date or a Certificate Anniversary and ending on the day just prior to the next Certificate Anniversary.


        Contract--The group or individual contract described in this Prospectus.


        Effective Date--The date on which a premium is credited by GNA as set forth on the Certificate.

        Guarantee Period--The period of years for which a rate of interest is guaranteed to be credited to a Sub-Account.

        Net Annuity Value--The sum of all Net Sub-Account Values.

        Net Sub-Account Value--The Sub-Account Value after adjustment for any current market value adjustment and withdrawal charge.

        Nonqualified Certificate*--A Certificate issued in connection with a Nonqualified Plan.

        Nonqualified Plan--A retirement plan not eligible for favorable tax treatment under Section 401, 403, 408 or 457 of the Internal Revenue Code.

        Participant*--The individual participating under the Contract to whom a Certificate has been issued.

        Qualified Certificate*--A Certificate issued in connection with a retirement plan that receives favorable tax treatment under Section 403(b) or 408 of the Internal Revenue Code.

        Qualified Plan--A retirement plan that receives favorable tax treatment under Section 401, 403, 408 or 457 of the Internal Revenue Code.

        Sub-Account--An account maintained for a Participant corresponding to a specified interest rate and Guarantee Period selected by the Participant.

        Sub-Account Value--An amount equal to that part of a single premium allocated by a Participant to a Sub-Account, or any reinvestment in a Sub-Account, less any applicable premium tax previously deducted, plus credited interest, and minus any prior withdrawals.

*In the case of an individual Contract, unless the context otherwise requires, the words "Certificate," "Certificate Anniversary," "Certificate Year," "Nonqualified Certificate" and "Qualified Certificate" mean respectively "Contract," "Contract Anniversary," "Contract Year," "Nonqualified Contract" and "Qualified Contract," and the word "Participant" means "Owner."

                             SUMMARY OF THE CONTRACT

        "You" refers to the Participant under a group Contract and the Owner of an individual Contract. The Participant is entitled (unless otherwise provided) to exercise all rights summarized in a certificate of participation ("Certificate") issued under the group Contract. "We," "us," "GNA" or the "Company" refers to Great Northern Insured Annuity Corporation.

The Contract


        This Prospectus describes the Group and Individual Modified Guaranteed Annuity Contract ("Contract") issued by GNA. The group Contract was designed for purchase by any employer, entity or other organized group acceptable to us. The group Contract is an allocated contract, which means that specific accounts are maintained for each Participant. Under a group Contract, a Certificate was issued to each Participant summarizing his or her rights and benefits under the Contract. In states where the group Contract was not approved for sale and an individual Contract was available, the individual Contract could have been purchased by any person or entity acceptable to us.




        The Contract may have been issued pursuant to nonqualified retirement plans or plans qualifying for special tax treatment, such as Individual Retirement Annuities or Accounts or Tax-Sheltered Annuities. Certificates may have been issued to trustees of trusts established for other Qualified Plans. The Company has ceased offering the Contract for sale, and it will no longer accept new Participants under the outstanding group Contracts. Current Participants may, however, continue to direct the reinvestment of accumulated value at the end of any Guarantee Period subject to the limitations described in this Prospectus.




The Sub-Accounts

        One or more Sub-Accounts are maintained for each Participant. A Sub-Account is established for each specified interest rate and Guarantee Period. A Guarantee Period is the period of years for which a rate of interest is guaranteed. Currently, you may select Guarantee Periods from one to ten years. We may, at our discretion, offer additional Guarantee Periods.

        At the end of a Guarantee Period, your Sub-Account Value for that Guarantee Period will be transferred to one or more Sub-Accounts that you specify, except that you may not select (i) a Sub-Account with a Guarantee Period that would end after the Annuity Date and (ii) if you are, or a non-spouse Joint Participant (or, if you are not a living person, any Annuitant) is, age 87 or older, a Sub-Account with a Guarantee Period longer than 3 years. If we receive no notice from you, the Sub-Account Value will be automatically transferred to a Sub-Account with a one-year Guarantee Period, unless you have previously elected either (i) to have the Sub-Account Value automatically transferred to a Sub-Account with the longest Guarantee Period in which you have Sub-Account Values currently invested or (ii) to have the Sub-Account Value automatically transferred to a Sub-Account with the same Guarantee Period as the Sub-Account from which the transfer is made, provided that in either case the Guarantee Period ends before your Annuity Date.

Premiums

       One Certificate will be issued for each single premium payment you make under the Contract. The minimum single premium is $5,000. The minimum allocation to a Sub-Account is $2,000.

Charges

        We make no deductions from your single premium except for premium taxes (where applicable). The only charge we make is a withdrawal charge in the event you withdraw all or a portion of the Annuity Value during the first seven Certificate Years. After the first Certificate Year, that part of the first withdrawal you make during any Certificate Year that does not exceed the interest credited during the previous Certificate Year to the Sub-Accounts from which the withdrawal is to be made may be withdrawn free of any withdrawal charge or market value adjustment (described below) unless you elect otherwise. Where applicable, the withdrawal charge is a percent of the amount subject to the withdrawal charge, which percent is dependent upon the Certificate Year during which the withdrawal takes place. For withdrawals made during the first Certificate Year, the applicable percent is 7%. Each year thereafter the withdrawal charge reduces one percent, so that after the seventh Certificate Year no withdrawal charge applies.

        Premium taxes, if any, will be deducted at the Annuity Date unless applicable state law requires that they be paid upon issuance of a Certificate. (In those states, we may postpone deduction of the premium taxes until withdrawal, surrender, death or annuitization.)

Market Value Adjustment

        A market value adjustment is applied to any withdrawal made from a Sub-Account prior to the end of its Guarantee Period. It will also be applied at the Annuity Date with respect to any Sub-Account having a Guarantee Period not ending on the Annuity Date unless (i) the combined market value adjustments of all affected Sub-Accounts would reduce your Annuity Value and (ii) annuity payments will be made for at least ten years or a life annuity option has been chosen. The adjustment may be positive or negative.

        Because of the market value adjustment provision of the Contract, you bear the investment risk that the guaranteed interest rates we offer at the time you make a withdrawal or start receiving annuity payments may be higher than the guaranteed interest rate of the Sub-Account to which the market value adjustment is applied with the result that the amount you receive may be substantially reduced.

Annuity Payments

        Annuity payments will start on the Annuity Date. You may select the Annuity Date. If you do not select the Annuity Date, it will be the first day of the calendar month immediately following the later of (i) the certificate anniversary immediately after the Annuitant's 85th birthday or (ii) ten years after the effective date of the Certificate. You may also select an annuity payment option. If you do not, the annuity option will be a life annuity with a 10-year guarantee. You may change your selections at any time at least thirty
(30) days prior to the Annuity Date.

        On the Annuity Date your Net Annuity Value (without assessment of a withdrawal charge) is applied at our annuity rates to determine the amount of each annuity payment. In determining the Net Annuity Value, a market value adjustment may be applied. If your Net Annuity Value at the Annuity Date is less than $2500, we may pay your Net Annuity Value in a lump sum in lieu of annuity payments. For tax consequences of a lump sum payment, see "Federal Tax Considerations". If any annuity payment would be less than $100, we may change the frequency of payments to intervals that will result in payments of at least $100.

Payment on Death

        If the Participant or non-spouse Joint Participant dies prior to the Annuity Date, we will pay to the beneficiary the greater of the Annuity Value or the Net Annuity Value on the date of payment. In determining the Net Annuity Value, no withdrawal charge will be deducted.

       On the death of the Annuitant after the Annuity Date, any guaranteed amounts remaining unpaid will be paid to the beneficiary pursuant to the same method of distribution in force at the date of death.

Withdrawals

       You may withdraw all or a portion of your Net Annuity Value prior to the earlier of the Annuity Date or the death of any person whose death causes the payment of a death benefit. For partial withdrawals, the Sub-Account Value of each remaining Sub-Account, after adjustment for the withdrawal, must be at least $1,000, and the remaining Annuity Value must be at least $2,500. Withdrawals from Tax-Sheltered Annuities are restricted. (See "Qualified Plans".) Withdrawals may be subject to a 10% penalty tax under the Internal Revenue Code. (See "Federal Tax Considerations")

Free Look Right

        You may cancel your Certificate within the time period set forth thereon following your receipt of the Certificate by returning or mailing it to us or our agent along with a written cancellation request. We will refund your premium from our home office within ten (10) days of our receipt of the Certificate, and your rights under the Contract will be void from the beginning. We reserve the right to reject an application from any person who, in connection with a prior application, previously exercised his or her free look right.

                   GREAT NORTHERN INSURED ANNUITY CORPORATION

        We are a stock life insurance company organized under the laws of the State of Washington in 1980. We are a wholly owned subsidiary of GE Capital Assurance Company ("GE Capital Assurance"), which is indirectly a wholly owned subsidiary of General Electric Capital Corporation ("GE Capital"). Detailed information concerning us is set forth below under the caption "More Information About GNA."


        All communications concerning the Contracts and Certificates should be addressed to our third party administrator, TMI, at P.O. Box 80607 Lincoln, Nebraska 68501-0607. TMI's toll free phone number is 888-466-5412.


                          DESCRIPTION OF THE CONTRACTS

General


        In most states the Contract described in this Prospectus is a group Contract. The group Contract is an allocated contract pursuant to which specific accounts are maintained for each Participant. The group Contract may have been issued to a broker-dealer or other financial institution for a group consisting of clients of the broker-dealer or financial institution. The Contract may also have been issued to any other organized group acceptable to us, including a trust established for account holders of a broker-dealer or other financial institution. In certain states where the group Contract was not approved for sale, an individual Contract may have been available.

        The Contract may have been issued in connection with either Nonqualified Plans or certain Qualified Plans. Qualified Plans were limited to Individual Retirement Annuities or Accounts and Tax-Sheltered Annuities, although interests under Nonqualified Contracts may have been sold to trustees of trusts established for other Qualified Plans. GNA issued a Tax Sheltered Annuity only when the funds were directly transferred from an existing Tax Sheltered Annuity.

        A person, or in the case of a group Contract an eligible member of a group to which a Contract has been issued, may have become a Participant by completing an application and forwarding payment of a single premium to us. The application is subject to our acceptance. The rights and benefits of a Participant under a Contract are summarized in a Certificate issued to the Participant. Provisions of the Contract are controlling. All rights and benefits of a Participant under a group Contract may be exercised without the consent of the Contract holder. Provisions of any plan in connection with which a Contract has been issued may restrict a person's eligibility to purchase or participate under the Contract, the minimum or maximum amount of the single premium, and the Participant's ability to exercise the rights and/or receive the benefits provided under the Contract. In the case of a group Contract, we reserve the right to terminate a Contract as to eligible members of the group not accepted as Participants at the time of termination.

Premiums

        One Certificate was issued for each single premium you paid under the Contract. The effective date of your coverage is the date we received the premium, except that any premium we received after 2:00 p.m. or on weekends may have been credited on the following business day. The single premium must have been at least $5,000. Your premium was allocated to one or more Sub-Accounts in accordance with your selection. The minimum allocation to a Sub-Account is $2,000. We will confirm our receipt of your payment and the Sub-Accounts established for your payment.

Selecting the Guarantee Period(s)

        You may select the Guarantee Periods for your single premium or portion thereof. We currently offer Guarantee Periods ranging from one to ten years. We may, at our own discretion, offer additional Guarantee Periods. Generally, the longer the Guarantee Period, the higher the interest rate will be, but this will not always be the case. We will establish a Sub-Account corresponding to each specified interest rate and Guarantee Period. Once you have made a selection, it cannot be changed. You cannot transfer amounts from one Sub-Account to another prior to the end of the Guarantee Period. You may, however, withdraw the value of a Sub-Account subject to the restrictions described below and a market value adjustment and a withdrawal charge. Withdrawals may be subject to a 10% penalty tax under the Internal Revenue Code.

Sub-Account and Annuity Values

        Your Annuity Value is the sum of all of your Sub-Account Values. Each Sub-Account Value is equal to the amount you allocated to the Sub-Account (either as part of your single premium or as part of the reinvestment of a Sub-Account Value at the end of its Guarantee Period), less any applicable premium tax previously deducted, plus interest credited at the guaranteed rate, and minus any prior withdrawals. Premium taxes imposed by states and local jurisdictions currently range from 0% to 3.5% depending on the tax treatment of the Contract.

        We quote a guaranteed interest rate for each Sub-Account. The guaranteed interest rate will be credited to the Sub-Account daily beginning the date we issue the Certificate. Interest will be credited on a daily basis, using a 365-day year. (No interest will be credited for February 29.)

Sub-Account Transfers

        You may select one or more new Guarantee Periods for the transfer of a Sub-Account Value at the end of a Guarantee Period. You may not select a Guarantee Period that would end after the Annuity Date. In addition, once you are, or a non-spouse Joint Participant (or, if you are not a living person, any Annuitant) is, age 87 or older, you may not select a Guarantee Period longer than three (3) years. We will notify you of your right to make the selection at least thirty (30) days prior to the end of the Guarantee Period. Interest rates for transfers are guaranteed to be the same as the initial guaranteed interest rates offered for new Certificates, but there is no guaranteed minimum interest rate. Prior to the end of the current Guarantee Period, you must advise us of the new Sub-Accounts to which the Sub-Account Value is to be transferred. The minimum transfer to any one Sub-Account is the lesser of $2,000 or the total Sub-Account Value at the time of transfer. If timely instructions are not received, we will transfer the Sub-Account Value to a Sub-Account with a one-year Guarantee Period, unless you have elected the Maximum Selected Guarantee Period Option or the Current Guarantee Period Option.

        If the Maximum Selected Guarantee Period Option has been elected, we will transfer the Sub-Account Value, absent instructions from you, to a Sub-Account with the longest Guarantee Period in which you have Sub-Account Values currently invested, provided the Guarantee Period ends before your Annuity Date. The Maximum Selected Guarantee Period Option may be elected at any time prior to the end of a Guarantee Period.

        If the Current Guarantee Period Option has been elected, we will reinvest the Sub-Account Value, absent instructions from you, for the same Guarantee Period in which that Sub-Account is currently invested, provided the Guarantee Period ends before your Annuity Date. The Current Guarantee Period Option may be elected at any time prior to the end of a Guarantee Period.

Fixing Guaranteed Interest Rates

        Our determination of the guaranteed interest rates for the different Guarantee Periods will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the premiums we receive under the Contracts. See "Investments Supporting the Contracts". We will also consider other factors in determining the guaranteed rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We may from time to time, at our sole discretion, declare bonus interest rates for one or more Guarantee Periods. Any such bonus rate may have a duration less than the Guarantee Period and will not be considered when determining any market value adjustment. Our management will make the final determination of the guaranteed rates we declare. We cannot predict or guarantee the level of future guaranteed rates.

Withdrawals

        You may withdraw all or a portion of your Net Annuity Value upon notice to us received prior to the earlier of the Annuity Date or the death of any person whose death causes the payment of a death benefit. The Net Annuity Value is the sum of all Net Sub-Account Values, and a Net Sub-Account Value is the Sub-Account Value after adjustment for any current market value adjustment and withdrawal charge. Such values may reflect a deduction for any applicable premium tax that may be payable. For a full withdrawal, we may require surrender of your Certificate. Under Tax-Sheltered Annuities, withdrawals attributable to contributions made pursuant to a salary reduction agreement may be made only after you reach age 59 1/2 or in other limited circumstances. See "Qualified Plans" under "Federal Income Taxes".

        For partial withdrawals, the Net Sub-Account Value remaining after the withdrawal must be at least $1,000, and the remaining Annuity Value must be at least $2,500. Otherwise, the partial withdrawal will not be permitted. You must specify the Sub-Accounts from which the withdrawal is to be made. Any market value adjustment will be made to, and any withdrawal charge will be deducted from, the amount withdrawn from each Sub-Account.

Market Value Adjustment

        Whenever you make a withdrawal from a Sub-Account, other than one made at the end of its Guarantee Period, a market value adjustment will be made based on the amount withdrawn (excluding any free withdrawal amount as described below).

        A market value adjustment will also be made at the Annuity Date with respect to any Sub-Account having a Guarantee Period not ending on the Annuity Date unless the (i) the combined market value adjustments of all affected Sub-Accounts would reduce your Annuity Value and (ii) annuity payments will be made for at least ten years or a life annuity option has been chosen. Thus, if at the Annuity Date a market value adjustment, when applied to all Sub-Accounts, would increase your Annuity Value, it will be made with the result that the amount of the annuity payments payable to you will be increased. If the market value adjustment would reduce your Annuity Value, it will be made only if you elect an annuity option providing for payments of less than ten years and not involving a life contingency. Moreover, no negative market value adjustment is made in the event of a death which triggers payment of a death benefit.

        Because of the market value adjustment provision of the Contract, you bear the investment risk that the guaranteed interest rates we offer at the time you make a withdrawal or start receiving annuity payments may be higher than the guaranteed interest rate of the Sub-Account to which the market value adjustment is applied with the result that the amount you receive may be substantially reduced.

        The market value adjustment we make will depend on the remaining time in the Guarantee Period of the Sub-Account from which the withdrawal is made or to which the adjustment is being applied and on the change in the guaranteed interest rates offered by us that has occurred since establishment of the Sub-Account. The market value adjustment may be either positive or negative, depending on the relationship of (1) the current guaranteed interest rate for a period equal to the time remaining in the Sub-Account, which rate is interpolated (on a straight line basis) from the rates currently offered by us for Sub-Accounts with Guarantee Periods closest to such period, to (2) the guaranteed interest rate for the Sub-Account. If the current guaranteed interest rate of (1) above is lower than the guaranteed rate of (2), there will be a positive market value adjustment; if (1) is higher than (2), there will be a negative market value adjustment. If the adjustment is positive, the additional amount added to your withdrawal will be provided by us. If negative, the amount deducted from your withdrawal will be retained by us for our own benefit.

        The amount of the market value adjustment is based on the relationship of the guaranteed interest rates currently offered by us to the guaranteed interest rate credited to the affected Sub-Account. If the remaining period of time in the Guarantee Period is a whole number of years, we use the guaranteed interest rate currently offered by us for a Guarantee Period equal to the number of remaining years. If the remaining period of time in the Guarantee Period is not a whole number of years, we derive an interest rate from the guaranteed interest rates currently offered for the Guarantee Periods nearest the remaining period of time. This derivation is by straight-line interpolation, except where the remaining period of time is less than one year in which case we use the current guaranteed rate for a Guarantee Period of one year. If, for example, the remaining period is 5.20 years, the interpolated guaranteed interest rate we will use is equal to the sum of four-fifths of the five year rate and one-fifth of the six year rate. If the five year rate were 5.25% and the six year rate were 5.50%, the interpolated rate would be 5.30%, 5.25% times .80 plus 5.50% times .20.

        The amount of the market value adjustment is determined from the following formula:


     A   X  [(1+B)  n/365     ]
              ---
              1+C        -1


where "A" is the total amount withdrawn from the Sub-Account (excluding any free withdrawal amount), "B" is the guaranteed interest rate (expressed as a decimal) for the Sub-Account, "C" is the guaranteed interest rate that we are now offering for a Sub-Account with a Guarantee Period of a duration of years equal to "n"/365 or that is interpolated for "n"/365 based on the guaranteed interest rates we are now offering for Sub-Accounts nearest "n"/365, and "n" is the remaining number of days in the Guarantee Period of the Sub-Account from which the withdrawal is made or to which the adjustment is applied.

        For example, assume that a full withdrawal of the Sub-Account Value of $10,000 is made from a Sub-Account with 1,898 days (5.20 years) remaining in an initial Guarantee Period of ten years and a guaranteed interest rate of 5%. Assume also that the guaranteed interest rates currently offered for Guarantee Periods of 5 and 6 years are 5.25% and 5.50%, respectively. Finally, assume that no free withdrawal amount is available. "C" is equal to 5.30%, the sum of 5.25% times .80 and 5.50% times .20. The market value adjustment, if applicable, is:


   $10,000     X       [( 1.050  5.20     ]    =  $ -147.26
                          -----
                          1.053       -1


Since this figure is a negative number, it is subtracted from the amount withdrawn, resulting in a net payment (assuming no withdrawal charge) of $9,852.74 ($10,000--$147.26). If "C" had been 4.70%, instead of 5.30%, the market value adjustment would have been +$149.90, which would have been added to the amount withdrawn, resulting in a net payment of $10,149.90.

        The greater the difference in interest rates, the greater the effect of the market value adjustment. If in the above example "C" had been 6%, 7% and 8%, the market value adjustment would have been -$480.94, -$934.56 and -$1,362.64, respectively. The market value adjustment is also affected by the remaining period in the Guarantee Period of the Sub-Account from which the withdrawal is made, which is "n" in the formula. Thus, if in the first example above (C = 5.30%) "n"/365 were 3.5 or 1.5, the market value adjustment would be -$99.36 or -$42.70, respectively. Tables showing the impact of the market value adjustment and withdrawal charge on hypothetical full withdrawals are set forth in the Appendix.

Withdrawal Charge

        Except for certain free withdrawals described below, there is a withdrawal charge if you make a withdrawal of all or any part of the Net Annuity Value at any time during the first seven Certificate Years. The withdrawal charge is equal to a percentage of the total amount withdrawn (excluding any free withdrawal amount), depending upon the Certificate Year during which the withdrawal takes place. For withdrawals made during the first Certificate Year, the applicable percent is 7%. Each year thereafter the withdrawal charge reduces one percent, so that after the seventh Certificate Year no withdrawal charge applies. The withdrawal charge will be deducted from the total amount withdrawn from each Sub-Account from which the withdrawal is made, excluding any free withdrawal amount. Withdrawal charges do not apply to annuity payments or any payment of the death benefit (See "Payment on Death" below), nor to the "First Withdrawal" described in the following section ("First Withdrawal during Certificate Year").

        The withdrawal charge is computed without regard to the application of any market value adjustment to the amount withdrawn, so that in the event of a negative market value adjustment, the charge will be determined on the basis of the full amount withdrawn, including the amount payable to us as a result of the market value adjustment. Conversely, in the event of a positive market value adjustment, the charge will not be assessed against the increased amount we pay to the Participant because of the market value adjustment.

        The application of the withdrawal charge may be illustrated by the following example. (It may be less if a free withdrawal pursuant to the First Withdrawal feature is available.) Assume a Participant wishes to make a partial withdrawal that will result in a net payment to him or her of $6,000, such withdrawal to be made from two Sub-Accounts, one with a Guarantee Period of ten years, the other with a Guarantee Period of seven years, and each having a Sub-Account Value of $5,000. Assume further that the Participant directs that the partial withdrawal be taken from the Sub-Account having the ten-year Guarantee Period to the maximum extent possible and the remainder taken from the Sub-Account having the seven year Guarantee Period. Assume also that the market value adjustment applied to the ten-year Guarantee Period operates to reduce its value by 20% and that the adjustment applied to the seven-year Guarantee Period operates to reduce its value by 15%. Finally, assume that the withdrawal is made in the third Certificate Year, so that the applicable percentage charge is 5% of the amount withdrawn. The net amount available to the Participant from the Sub-Account with the ten-year Guarantee Period is $3,750, because of a negative market value adjustment of $1,000 (20% of $5,000) and a withdrawal charge of $250 (5% of $5,000). The remaining portion of the amount requested, $2,250, is taken from the Sub-Account with the seven-year Guarantee Period, the amount withdrawn being the amount necessary to generate a net payment of $2,250 after application of the market value adjustment and the withdrawal charge. This amount--$2,812.50 --is reduced by a negative market value adjustment of $421.88 (15% of $2,812.50) and a withdrawal charge of $140.62 (5% of $2,812.50) to provide the net payment of $2,250.

        From time to time we may agree in writing to reduce the amount of the withdrawal charge, the period during which it applies, or both, when Certificates are sold to individuals, entities or groups of individuals in a manner that reduces our sales expenses. We would consider such factors as (a) the size and type of group, (b) the amount of the single premium, and/or (c) other transactions where sales expenses are reduced.

First Withdrawal During Certificate Year

        After the first Certificate Year, a portion of your first withdrawal in each Certificate Year might not be subject to a withdrawal charge or a market value adjustment. The amount of that first withdrawal taken from a Sub-Account will be free of a withdrawal charge or market value adjustment to the extent it does not exceed the interest credited to that Sub-Account during the preceding Certificate Year or the interest credited during such year to a Sub-Account which matured and whose value was reinvested in that Sub-Account. (If only a part of the value of the maturing Sub-Account is reinvested in the Sub-Account from which the withdrawal was made, the interest credited during the Certificate Year to the maturing Sub-Account for purposes of this provision will be deemed to be that portion of the interest credited equal to the portion of the value of the maturing Sub-Account reinvested in the Sub-Account.) The portion of the withdrawal from the Sub-Account in excess of this interest amount will be subject to a withdrawal charge and a market value adjustment. If it would be in your interest to waive this feature (e.g., if a positive market value adjustment would exceed the withdrawal charges), you may elect to have withdrawal charges and a market value adjustment apply to the entire withdrawal. After the seventh Certificate Year, when no withdrawal charge applies, this free withdrawal provision will continue to be available so that you may avoid in part the impact of a negative market value adjustment.

Payment on Death

        If the Participant or a non-spouse Joint Participant dies prior to the Annuity Date, we will pay to the beneficiary the greater of the Annuity Value or the Net Annuity Value on the date of payment. In determining the Net Annuity Value, no withdrawal charge will be deducted. Between the date of death and the date of payment, we will continue to credit interest at the guaranteed rates. If a Guarantee Period ends between the date of death and the date of payment, that Sub-Account Value will be transferred to a Sub-Account with a one year Guarantee Period. If the Participant is not a person, the death benefit described above will be paid to the beneficiary if the Annuitant (or the first to die if Joint Annuitants) dies prior to the Annuity Date. No death benefit is payable on the death of a spouse Joint Participant.

        Payment will be made in a lump sum unless an annuity option is chosen. An Annuity Payment Option election must be chosen within 60 days of the date of death. For tax consequences of a lump sum payment, see "Federal Tax Considerations". The beneficiary must receive the death benefit within five years of the date of death. If an annuity option is chosen, annuity payments must begin within one year of the date of death, or such later date as the law may allow, and the option must limit payments to a period not exceeding the beneficiary's lifetime or life expectancy. If the beneficiary is the surviving spouse of the deceased Participant, or of the deceased Annuitant if the Participant is not a person, such beneficiary may choose to continue the Certificate in force, in which event no death benefit will be paid. A spouse Joint Participant and the surviving spouse where the Annuitant and Joint Annuitant are spouses and the Participant is not a person are automatically deemed to be the beneficiary regardless of any beneficiary designation.

        If we have not received the beneficiary's election, we will pay the death benefit in a single sum six (6) months after the date we receive due proof of death. Prior to his or her death, a Participant may make elections regarding payment options for the beneficiary which will be binding upon the beneficiary.

        If the Annuitant dies after the Annuity Date, any guaranteed amounts remaining unpaid will be paid to the beneficiary under the same method of distribution in force at the date of death. If no beneficiary survives the Annuitant, payment will be made to the Participant. For additional provisions affecting payment of the death benefit, see "Beneficiary" under "Other Provisions".

Annuity Provisions

        General. Annuity payments will commence on the Annuity Date and will be paid to the Annuitant unless the Participant asks that the payment be made to another payee and we agree. The Participant is the Annuitant unless another person designated as Annuitant is living. A Participant who is not a person must name a living person as Annuitant.

        The amount of monthly annuity payments will be determined by applying the Net Annuity Value (without assessment of a withdrawal charge) at the Annuity Date to the annuity option chosen using our current annuity rates. Those rates are guaranteed to be no less favorable than the minimum guaranteed annuity rates shown in the annuity tables contained in the Contract. The minimum guaranteed rates assume an interest rate of 3% per year.

       Any applicable premium taxes, if not previously paid, will be paid at the Annuity Date. Premium taxes imposed by states and local jurisdictions currently range from 0% to 3.5% depending on the tax treatment of the Contract.

        In determining the Net Annuity Value, a market value adjustment will be applied to any Sub-Account if the Annuity Date is prior to the end of the Guarantee Period for that Sub-Account unless (1) the combined effect of the market value adjustments applied to all affected Sub-Accounts would reduce the Annuity Value and (2) annuity payments under the option selected will be made for at least ten years or a life annuity option has been chosen.

        Annuity Date and Annuity Options. You may select the Annuity Date and an annuity option. If you do not do so, the Annuity Date will be the first day of the calendar month immediately following the later of (i) the certificate anniversary immediately after the Annuitant's 85th birthday or (ii) ten years after the effective date of the Certificate, and the annuity option will be a life annuity with a 10-year guarantee. (For Qualified Certificates, the Annuity Date generally may not be later than April 1 of the year after the year in which the Annuitant attains age 70 1/2.)


       Change of Annuity Date or Annuity Option. You may change the Annuity Date or the annuity option on written notice received at our home office at least 30 days prior to the current Annuity Date.

       Annuity Options. You may select any one of the following annuity options or any other option satisfactory to you and us. For Qualified Certificates, certain restrictions may apply.

       Payments for a Fixed Period: Payments will be made for the period chosen. The period must be at least 10 years.

       *Life Annuity: Payments will be made during the life of the Annuitant. Payments will cease with the last payment due prior to the Annuitant's death.

       Life Annuity With Payments for a Certain Period: Payments will be made for the guaranteed period chosen (5, 10, 15 or 20 years) and as long thereafter as the Annuitant lives.

       Life Annuity with Guaranteed Return of Net Annuity Value: Payments will be made until the sum of the annuity payments equals the Net Annuity Value applied under this option and as long thereafter as the Annuitant lives.

       *Joint and Survivor Life Annuity: Payments will be made during the lifetimes of the Annuitant and a designated second person. Payments will continue as long as either is living.

        *THESE OPTIONS ARE LIFE ANNUITIES UNDER WHICH IT IS POSSIBLE FOR YOU TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE FIRST PAYMENT, OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE SECOND PAYMENT, AND SO ON.

        Minimum Annuity Payments. Annuity payments will be made monthly unless you choose less frequent payments. But if any payment would be less than $100 we may change the frequency so payments are at least $100 each. If the Net Annuity Value to be applied at the Annuity Date is less than $2,500, we may elect to pay that amount in a lump sum. For tax consequences of a lump sum payment, see "Federal Tax Considerations".

        Annuity Tables. Our annuity rates will be no less favorable than those shown in the annuity tables contained in the Contract. Those tables show the minimum guaranteed amount of each monthly payment for each $1,000 according to the age and sex of the Annuitant at the Annuity Date. The tables are based on the 1983 Table "a" for Individual Annuity Valuation (published by the Society of Actuaries) with interest at 3%, except for Certificates issued in certain states or in connection with certain employer-sponsored plans where sex-based tables may not be used. In those circumstances the 1983 Table for females will be used for all Annuitants.

        Proof of Age, Sex and Survival. We may require satisfactory proof of the age, sex or survival of any person on whose continued life any payment under this Contract depends.

        Misstatement of Age or Sex. If the age or sex of an Annuitant or Joint Annuitant is misstated, annuity payments will be adjusted to reflect the correct age and sex. We will deduct any overpayments we have made as the result of the misstatement from the next payments due, and we will charge interest on the overpayment at the rate of 6% per year. We will pay in full with the next payment due any underpayment resulting from the misstatement together with interest on the underpayment at the rate of 6% per year.

Other Provisions

        Ownership. The Participant is entitled to exercise all rights reflected in a Certificate unless otherwise provided or as may be restricted by the provisions of any plan in connection with which the Contract or Certificate has been issued. A Participant may name a Joint Participant. In the case of a group Contract, the Joint Participant need not be an eligible member of the group to which the Contract has been issued. Participants and spouse Joint Participants may exercise rights on behalf of the other, except for changes of Participant or Joint Participant. Participants and non-spouse Participants must exercise rights jointly. A Participant may change the Participant by notice to the Company. Such change will take effect as of the date the notice was signed, except that we will not be liable for any payments made or actions taken prior to our receipt of the notice. Special restrictions apply to Qualified Certificates, and joint ownership of a Certificate is not permitted.

        Beneficiary. The beneficiary is the person or persons named in the Certificate application to whom payment is to be made upon the death of the Participant (or other appropriate individual) or Annuitant. A spouse Joint Participant and the surviving spouse where the Annuitant and Joint Annuitant are spouses and the Participant is not a person are automatically deemed to be the beneficiary regardless of any beneficiary designation. Unless a beneficiary has been irrevocably designated, the beneficiary may be changed while the Participant is alive. A beneficiary may be named irrevocably, in which case a change in beneficiary can be made only with the beneficiary's consent.

        The estate or heirs of a beneficiary who dies prior to the death which causes the payment of a death benefit have no rights to any portion of the death benefit. If no beneficiary survives a sole Participant, payment will be made to the Participant's estate. If no beneficiary survives the Participant or non-spouse Joint Participant, payment will be made to the surviving Participant or Joint Participant. If any beneficiary dies within 15 days after the death which causes the payment of the death benefit and before we make payment, payment will be made as if that beneficiary had died before the death which causes the payment of the death benefit. If the Participant and non-spouse Joint Participant die within 15 days of each other and there are no surviving beneficiaries, payment will be made in equal shares to the estates of the Participant and Joint Participant.

        You may designate both primary beneficiaries and contingent beneficiaries. If there is more than one primary beneficiary entitled to a death benefit, payment will be made to them in equal shares unless otherwise designated. A contingent beneficiary is entitled to payment only if there are no surviving primary beneficiaries. If there is more than one contingent beneficiary entitled to a death benefit, payment will be made to them in equal shares unless otherwise designated. If a surviving spouse Joint Participant, as primary beneficiary, dies prior to receiving the entire death benefit, payment will be made to any then surviving contingent beneficiary instead of to the spouse Joint Participant's estate, unless the spouse Joint Participant has designated otherwise.

        Certain restrictions in the application of the foregoing provisions may apply in the case of Qualified Certificates.

        Assignment. Upon notice to us you may make a collateral assignment of your rights under the Contract by transferring your Certificate to a creditor as security for a debt. If the Contract is issued pursuant to a Qualified Plan, your rights under the Contract may not be assigned, pledged or transferred, unless permitted by law. A collateral assignment does not change ownership of the Certificate. The rights of a collateral assignee have priority over the rights of a beneficiary. There may be significant tax consequences associated with an assignment, and you should consult a competent tax advisor before making any assignment.

        Notices and Elections. All notices, changes and choices you make under the Contract must be in writing, dated, signed by the proper party, received at our home office and acceptable to us in our sole discretion to be effective. When recorded by us, notices, changes and choices relating to beneficiaries will take effect as of the date signed unless we have already acted in reliance on the prior status.

       Amendment of Contract and Certificates. At any time we may amend the Contract and the Certificates as required to conform to any applicable law, regulation or ruling issued by a government agency.

       Deferral of Payments. All sums payable by us are payable at our home office. We may require return of a Certificate prior to making payment. We may defer payments of partial or full withdrawals for up to 6 months.

        Free Look Right. You may cancel your Certificate within the time period set forth on your Certificate following your receipt of the Certificate by returning or mailing it to us or our agent along with a written cancellation request. We will refund your premium from our home office within ten (10) days of our receipt of the Certificate, and your rights under the Contract will be void from the beginning. We reserve the right to reject an application from any person who, in connection with a prior application, previously exercised his or her free look right.

        Statement. We will furnish to you at least once each year prior to the Annuity Date a statement showing your Annuity Value, Sub-Account Values and current interest rates. The statement will not include our financial statements.

                      INVESTMENTS SUPPORTING THE CONTRACTS

        Our general account assets must be invested in accordance with applicable state laws. These laws govern the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred stocks, real estate mortgages, real estate and certain other investments. All of our general account assets are available to meet our obligations under the Contracts.

        Premiums received under the Contracts will be allocated to, and accounted for in, a "nonunitized" separate account established by us under the laws of Washington. A nonunitized separate account is a separate account in which the contract owner or participant does not participate in the performance of the assets through unit values or otherwise. Any favorable performance on the assets held in the separate account accrues solely to our benefit. We reserve the right to transfer all assets allocated to the separate account to our general account and to hold thereafter all assets supporting the Contract reserves and other Contract liabilities in our general account. Regardless of whether such assets are held in a separate account or our general account, all benefits available to Participants under the Contracts are guaranteed by us, and all of our assets, except those assets we allocate to certain other separate accounts we use for other contracts, support those guarantees.

        We intend to invest assets supporting the Contract reserves and other Contract liabilities, whether held in a separate account or our general account, in securities that, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of the liabilities under the Contract. We will primarily invest in investment-grade fixed income securities including:

                Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

                Public and/or private placement corporate debt securities that have an investment grade rating at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa) or Standard & Poor's Corporation (AAA, AA, A or BBB).

                Mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association, or that have an investment grade at time of purchase within the four highest ratings as described in the above paragraph.

                Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year that are considered by our management to have investment quality comparable to securities having the ratings stated above.

        In addition, interest rate swaps, futures, options, rate caps and other hedging instruments may be used solely for non-speculative hedging purposes. Anticipated use of these financial instruments shall be limited to protecting the value of the portfolio sales or purchases, but use of such instruments may enhance yield.

        ALTHOUGH THE FOREGOING GENERALLY DESCRIBES OUR INVESTMENT STRATEGY FOR THE ASSETS SUPPORTING OUR OBLIGATIONS UNDER THE CONTRACTS, WE ARE NOT OBLIGATED TO INVEST THOSE ASSETS ACCORDING TO ANY PARTICULAR STRATEGY EXCEPT AS MAY BE REQUIRED BY STATE INSURANCE LAWS NOR WILL THE GUARANTEED INTEREST RATES WE ESTABLISH BE DETERMINED BY THE PERFORMANCE OF THE NONUNITIZED SEPARATE ACCOUNT.

                          DISTRIBUTION OF THE CONTRACTS





       We have entered into an agreement with GNA Distributors, Inc. pursuant to which GNA Distributors, Inc. acted as the principal underwriter of the Contracts and used its best efforts to promote the sale of the Contracts and Certificates thereunder. GNA Distributors, Inc. is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). GNA Distributors, Inc. arranged for distribution of the Contracts and Certificates, primarily by other broker-dealers registered under the 1934 Act and members of the NASD, including Capital Brokerage Corporation (formerly known as GNA Securities, Inc.). Sales of the Contracts and Certificates were made by registered representatives of such broker-dealers (or individuals not otherwise required to be registered) who were also licensed insurance agents, either individually or through various licensed insurance agencies. We or GNA Distributors, Inc. paid a commission up to a maximum of six percent (6%) of each premium payment. In some instances a portion of the commission may have been based on reinvested premium and/or Annuity Value on a certain date. GNA Distributors, Inc. and Capital Brokerage Corporation are wholly owned subsidiaries of our indirect parent, GNA Corporation.



                              FEDERAL INCOME TAXES

Introduction

        The Contracts are designed for use in connection with retirement plans that do not qualify for special federal income tax treatment under the Internal Revenue Code (the "Code") and also with plans that qualify for special income tax treatment as Individual Retirement Accounts or Annuities or Tax-Sheltered Annuities. The ultimate effect of federal income taxes on Annuity Value, on annuity payments and on the economic benefit to the Participant, Annuitant or beneficiary depends on our tax status, on the type of retirement plan for which the Contract or Certificate is purchased and on the tax and employment status of the individual concerned. The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. This discussion is based on our understanding of current federal income tax laws as currently interpreted. No representation is made regarding the likelihood of continuation of those laws or of the current interpretations by the Internal Revenue Service. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR CERTIFICATE OR ANY TRANSACTION INVOLVING THE CONTRACTS OR CERTIFICATES.

Our Tax Status

       We are taxed as a life insurance company under the Internal Revenue Code. We own all assets supporting our obligations under the Contracts, and any income earned on those assets is considered our income.

Tax Status of the Certificate

        We believe that the Certificate will be treated as an annuity contract and that we will be treated as owning the assets supporting the Certificate for federal income tax purposes. However, we reserve the right to modify the Contract and Certificate as necessary to prevent the Contract holder or Participant from being considered the owner of the assets supporting the Certificate for federal tax purposes.

        Furthermore, in order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Nonqualified Certificate to provide that (a) if any Participant dies on or after the annuity commencement date but prior to the time the entire interest in the Certificate has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Participant's death; and (b) if any Participant dies prior to the annuity commencement date the entire interest in the Certificate will be distributed within five years after the date of the Participant's death. These requirements will be considered satisfied as to any portion of the Participant's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of the beneficiary, provided that such distributions begin within one year of that Participant's death. The Participant's "designated beneficiary" (referred to herein as the "Participant's beneficiary") is the person designated by such Participant as a beneficiary and to whom ownership of the Certificate passes by reason of death and must be a natural person. However, if the Participant's "designated beneficiary" is the surviving spouse of the Participant, the Certificate may be continued with the surviving spouse as the new Participant.

        The Nonqualified Contracts and Certificates contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

        Other rules may apply to Contracts and Certificates issued in connection with Qualified Plans.

                    THE FOLLOWING DISCUSSION ASSUMES THAT THE
               CERTIFICATES WILL QUALIFY AS ANNUITY CONTRACTS FOR
                           FEDERAL INCOME TAX PURPOSES

Federal Tax Considerations

        In General. Section 72 of the Code governs taxation of annuities in general. We believe that a Participant who is a natural person generally is not taxed on increases in the value of a Certificate until distribution occurs by withdrawing all or part of the Annuity Value (e.g., partial withdrawals and surrenders) or as annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Annuity Value (and in the case of a Qualified Certificate, any portion of an interest in the Qualified Plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

        A participant in any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract's account value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and a prospective participant that is not a natural person may wish to discuss these with a competent tax adviser.

        The following discussion generally applies to Certificates whose Participants are natural persons.

        Withdrawals. In the case of a partial withdrawal or surrender under a Qualified Certificate under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the Participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Certificate which was not excluded from the individual's gross income. For Qualified Certificates, a Participant's "investment in the contract" can be zero. Special tax rules may be available for certain distributions under Qualified Certificates.

        With respect to Nonqualified Certificates, partial withdrawals are generally treated as taxable income to the extent that the Annuity Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Although there is no definitive guidance on this subject, it appears that the Annuity Value immediately before a partial withdrawal must be increased by any positive market value adjustments that result from such a withdrawal.

       In the case of a full withdrawal under a Nonqualified Certificate, under section 72(e) amounts received are generally treated as taxable income to the extent the net amount received exceeds the "investment in the contract" at that time.


        Annuity Payments. Although tax consequences may vary depending on the annuity option elected under the Certificate, under Code Section 72(b), generally gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amounts as the investments in the contract bears to the expected return at the annuity date. With Tax-Sheltered Annuities, gross income does not include the amount in any monthly annuity payment which does not exceed the amount obtained by dividing the "investment in the contract" (as of the Annuity Date) by (i) the number of anticipated payments under the Certificate, as determined under
Section 72(d) of the Code, or (ii) the number of monthly annuity payments in the case of a Certificate where the expected return under the Certificate does not depend in whole or in part on the life expectancy of one or more individuals. In this respect (prior to recovery of the investment in the contract), there is generally no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments, or, for Tax-Sheltered Annuities, the total number of anticipated (or monthly) payments; however, the remainder of each income payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.


        Penalty Tax on Certain Withdrawals. In the case of a distribution under a Nonqualified Certificate, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the Participant attains age 59 1/2; (2) made as a result of death or disability of the Participant; or (3) received in substantially equal periodic payments over the life or life expectancy of the Participant (or joint life or life expectancy of the Participant and a designated beneficiary). In certain circumstances, other exceptions may apply. Other tax penalties may apply to certain distributions under a Qualified Certificate.

        Taxation of Death Benefit Proceeds. Amounts may be distributed from a Certificate because of the death of a Participant or an Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal of the Certificate, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

        Transfers, Assignments, or Exchanges of a Certificate. A transfer of ownership of a Certificate; the designation of an Annuitant, Payee, or other beneficiary who is not also the Participant; the selection of certain Annuity Dates; or the exchange of a Certificate may result in certain tax consequences to Participants that are not discussed herein. The assignment, pledge, or agreement to assign or pledge any portion of the Annuity Value (and in the case of a Qualified Certificate any portion of an interest in the Qualified Plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income. A Participant contemplating any such transfer, assignment, or exchange of a Certificate should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

        Multiple Contracts. All Nonqualified annuity contracts entered into after October 21, 1988 that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amounts includable in gross income under Section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and a separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

        Withholding. Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. As of January 1, 1993, we are generally required to withhold on distributions under certain Qualified Contracts or Certificates.


        Possible Tax Legislation. There is no way of knowing if legislation will be enacted by Congress at some future time, that will impact the taxation of tax-deferred annuities, or the extent to which any change would be retroactive in effect (i.e., effective prior to the date of enactment).


        Other Tax Consequences. As noted above, the foregoing discussion of the federal income tax consequences under the Certificate is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law, or its interpretation by the Internal Revenue Service, may change. Federal estate and state and local income, estate, inheritance, and other tax consequences of ownership or receipt of distribution under a Contract or Certificate depend on the individual circumstances of each Participant or recipient of the distribution. A competent tax adviser should be consulted for further information.

Qualified Plans

        The Contract or Certificate may be issued in connection with plans qualifying for special tax treatment as Individual Retirement Accounts or Annuities or Tax-Sheltered Annuities. The tax rules applicable to Participants in such plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts and Certificates with such plans. Participants, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, Participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are brief descriptions of the various types of plans in connection with which we will issue a Contract or Certificate. When issued in connection with such a plan, a Contract or Certificate will be amended as necessary to conform to the requirements of the Code.

        Individual Retirement Accounts and Individual Retirement Annuities.
Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Account or Individual Retirement Annuity (each hereinafter referred to as "IRA"). IRAs are subject to limits on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain other types of plans qualifying for special tax treatment may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contracts and Certificates for use with IRAs may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of the Contract or Certificates thereunder for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements. Purchasers should seek competent advice as to the suitability of the Contract and Certificates for use with IRAs.

        Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of religious, charitable, educational and scientific organizations specified in section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Premiums excluded from gross income will be subject to FICA taxes. Purchasers using the Contracts or Certificates as Tax-Sheltered Annuities should seek competent advice as to eligibility, limitations on permissible amounts of premiums and tax consequences on distribution. Withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements are prohibited unless made after the Participant attains age 59 1/2, upon the Participant's separation of service, upon the Participant's death or disability, or for an amount not greater than the total of such contributions in the case of hardship. Effective January 1, 1993, distributions under Tax Sheltered Annuities are generally subject to mandatory income tax withholding. (At the present time, GNA will issue a Tax Sheltered Annuity only when the funds are directly transferred from an existing Tax Sheltered Annuity.)

        Restrictions under the Texas Optional Retirement Program. Under applicable state law, participants in the Texas Optional Retirement Program ("ORP") may withdraw their interest in an annuity contact issued under the ORP only upon (1) termination of employment in the Texas public institutions of higher education, (2) retirement, or (3) death. A participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before distributions can be made.

                           MORE INFORMATION ABOUT GNA

History and Business

        Great Northern Insured Annuity Corporation (GNA or the Company) was incorporated as a stock life insurance company organized under the laws of the State of Washington on June 4, 1980, and began writing business pursuant to licensing on October 15, 1980. On June 30, 1983, The Weyerhaeuser Company (Weyerhaeuser) acquired a controlling interest in GNA.

        Pursuant to a Stock Purchase Agreement dated January 5, 1993, by and between Weyerhaeuser and General Electric Capital Corporation (GE Capital), 100% of the outstanding capital stock of GNA Corporation was sold to GE Capital effective April 1, 1993.

        Effective July 14, 1993, GE Capital acquired 100% of the outstanding capital stock of United Pacific Life Insurance Company (United Pacific Life). GE Capital transferred controlling ownership of United Pacific Life to GNA. Subsequently, United Pacific Life's name was changed to General Electric Capital Assurance Company (GE Capital Assurance). GE Capital Assurance, a Delaware life insurer, is licensed in the District of Columbia, and all states except Maine and New York.

        On February 1, 1990, GNA acquired 100% of the outstanding stock of First GNA Life Insurance Company of New York (First GNA). Subsequent to the acquisition of United Pacific Life, GNA merged First GNA with United Pacific Reliance Life Insurance Company of New York, a wholly-owned subsidiary of United Pacific Life. The merged company is 48% owned by GNA and 52% by GE Capital Assurance. Effective February 1, 1996, First GNA's name was changed to GE Capital Life Assurance Company of New York (GE Capital Life of New York). GE Capital Life of New York issues deferred and immediate annuities, life insurance and long-term care insurance in the state of New York.

        Effective October 1, 1995, GNA was party to a reorganization involving GNA Corporation and certain of its life insurance company subsidiaries (herein referred to as the Reorganization). As part of the Reorganization, GNA became a wholly-owned subsidiary of GE Capital Assurance, and GE Capital Assurance became a wholly-owned subsidiary of GNA Corporation. Previously, all of GE Capital Assurance's voting common stock was owned by GNA. The Reorganization allows all life insurance company subsidiaries of GNA Corporation to file a consolidated federal tax return.

        GNA is licensed in the District of Columbia and all states except New Hampshire and New York. GNA markets fixed-rate deferred annuities, immediate annuities and structured settlement immediate annuities primarily through banks, thrifts and other financial institutions.

        Deferred Fixed Rate Annuities. The predominant form of deferred annuities require either single premium or flexible premium payments and have a minimum annual guaranteed crediting rate. After the initial guarantee period, the crediting rate may be changed periodically. The policy owner is permitted to withdraw all or part of the premium paid plus interest credited, less a surrender charge for withdrawals during the initial penalty period of one to eight years. The surrender charge is initially 5% to 8% of the contract value and decreases over the penalty period. Some deferred annuities provide for penalty-free partial withdrawals of the accumulated interest credited or up to 10% annually of the accumulation value. In 1997, the Company issued $233 million in deferred annuities. At December 31, 1997, deferred annuities comprised $5,064 million of total liabilities for future annuity and contract benefits.

        Immediate Annuities. The Company's immediate annuities are designed to provide a series of periodic payments for a fixed length of time or for life, according to the annuitant's choice at the time of issue. Once the payments have begun, the amount, frequency and length of time for which they are payable are fixed. A primary form of immediate annuities, the structured settlement annuity, is usually sold as part of a settlement resulting from a personal injury or wrongful death claim to provide scheduled payments to an injured person or their dependents. Structured settlement annuities are generally long-term and cannot be surrendered. In 1997, the Company issued $72.2 million in immediate annuities. At December 31, 1997, immediate annuities comprised $760.1 million of total liabilities for future annuity and contract benefits.


        The Company leases office space in Seattle, Washington. The Company is reimbursed by its subsidiaries and affiliates for rent based on direct and indirect allocation methods.


Selected Financial Data

        The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included in this Prospectus.



                             Selected Financial Data
                              (Dollars in millions)

                                                                        Year ended December 31
                                 ---------------------------------------------------------------------------------------------
                                     1997         1996         1995          1995          1994       1994            1993
-------------------------------- -------------- ---------- ------------- ------------ -------------- ----------- -------------
                                                            Pro forma                   Pro forma
                                                            (unaudited)                 (unaudited)
                                                               (1)                         (1)
Net investment income             $      475.3   $   462.5   $    444.5    $    784.7     $    391.6  $    837.8   $    579.8
Income before income
 taxes and minority interest             106.8        76.0         39.1          62.0           70.6       107.7         57.0
Net income                                71.3        51.1         26.7          26.3           44.0        47.5         34.1
Total assets                           7,082.1     7,120.0      6,926.5       6,926.5        6,578.0    13,100.2     13,160.1
Shareholder's interest,
    excluding net unrealized
    investment gain/(loss)               754.2       682.9        631.7         631.7          607.3       794.2        754.0
Net unrealized investment
    gain/(loss)                           38.3         7.0         29.9          29.9        (166.7)     (528.8)       (16.3)
Total shareholder's interest             792.5       689.9        661.6         661.6          440.6       265.4        737.7




(1) Unaudited pro forma results reflect the Reorganization as if it had occurred at the beginning of the period.




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

        GNA derives substantially all its income from earnings on investments offset by interest credited to policyholders of predominantly deferred and immediate annuities, operating expenses, acquisition costs and taxes. Funds received for the purchase of immediate annuities with life contingencies, including options elected under annuity contracts, are reported as premium income. Other income is primarily surrender fees on deferred annuity policies.

        GNA's results of operations for the year ended December 31, 1997 and 1996 include the accounts of GNA, as well as the Company's investment in GE Capital Life of New York, accounted for under the equity method.

1997 Compared to 1996

        Net investment income increased $12.8 million to $475.3 million. This increase is primarily attributable to purchase of higher yield securities, dividends from other invested assets and an increase in average investments during the period.

       Net realized investment gains (losses) - Net realized investment gains were $19.7 million during 1997, compared to a $3.1 million in 1996. This change is related to the Company's asset/liability risk management and varies with market and economic conditions.

       Premiums decreased $138.9 million to $61.1 million. This decrease is due to lower sales of life contingent structured settlement product primarily related to a shift in marketing focus to GE Capital Assurance products.

        Interest credited on policyholder deposits decreased $1.8 million to $293.9 million primarily due to lower future annuity and contract benefit liabilities during 1997.

        Benefits and other changes in policy reserves decreased $133.2 million to $97.7 million. Change in policy reserves decreased largely due to a reduction in sales of life contingent structured settlement products and reserved reduction associated with the payout of benefits.

       Commissions decreased $12.7 million to $14.7 million. This decrease is due to continued shift in marketing focus to GE Capital Assurance products.

        General expenses decreased $9.6 million to $26.9 million due to the Company's continued shift in marketing focus to GE Capital Assurance products.

        Amortization of intangibles decreased $1.3 million to $32.6 million. The Company established goodwill and present value of future profits (PVFP) assets in connection with GNA's acquisition. The decrease is primarily related to lower PVFP amortization for the period ended December 31, 1997.

        Change in deferred acquisition costs decreased $18.5 million to $8.2 million primarily as a result of lower commissions.

1996 Compared to 1995

        Net investment income decreased $322.2 million to $462.5 million, of which $343.8 million relates to GE Capital Assurance and subsidiaries that were divested and are no longer included in the earnings of the Company as of October 1, 1995. The offsetting $21.6 million increase is primarily attributable to higher invested assets, the equity income of the Company's subsidiary, and the impact of higher interest rates resulting in higher reinvestment rates.

       Net realized investment gains (losses) - Net realized investment gains were $3.1 million during 1996, compared to a $14.4 million loss in 1995. This change is related to the Company's asset/liability risk management and varies with market and economic conditions.

        Premiums increased $22.9 million to $200.0 million. This increase primarily relates to greater recognition of premiums on GNA's life contingent structured settlement product, offset by the effects of the Reorganization of $9.4 million.

       Interest credited on policyholder deposits decreased $166.5 million to $295.7 million. The decrease was primarily related to the Reorganization. Interest crediting rates remained relatively consistent with 1995.

        Benefits and Other Changes in policy reserves increased $26.5 million to $201.0 million. Policy reserves related to life contingent products increased primarily from greater life contingent structured settlement premiums, offset by the effects of the Reorganization of $8.0 million.

        Annuity and surrender benefits decreased $106.8 million to $29.9 million. Offsetting the effects of the Reorganization, which decreased benefits by $116.3 million, annuity and surrender benefits increased by $9.5 million, primarily due to payments on life contingent structured settlements benefits.

       Commissions decreased $15.5 million to $27.4 million. The Reorganization accounted for $10.7 million of the decrease with the remaining decrease attributable to a lower sales of single premium deferred annuities.

        General expenses decreased $34.7 million to $36.5 million. This decrease is primarily related to an accrual for guaranty association assessments of $20.4 million recorded in the fourth quarter of 1995. There was no significant additional accrual necessary during 1996. In addition, the effects of the Reorganization resulted in a $14.5 million decrease in general expenses.

        Amortization of intangibles decreased $23.6 million to $33.9 million. The decrease is primarily related to the fact that as a result of the Reorganization, the amortization of the goodwill and PVFP balances of GE Capital Assurance are no longer included in the Company's earnings effective October 1, 1995.

        Change in deferred acquisition costs decreased $16.2 million to $26.7 million primarily as a result of lower commissions of $4.8 million and the effect of the Reorganization of $10.8 million.

       Provision for income taxes. The effective tax rate for 1996 decreased from 39.5% to 32.8% primarily due to equity income of the Company's subsidiary and lower state taxes as a result of the Reorganization.

        Minority interest decreased $11.2 million to zero due to the fact that subsequent to the third quarter of 1995, after the effects of the Reorganization, there was no longer minority interest recorded in GNA's financial statements. The minority interest previously recorded represented GNA Corporation's proportional ownership of GE Capital Assurance.

Liquidity and Capital Resources

        The Company's liquidity requirements are met by funds from operations and investment activity. Premiums and policyholder deposits are invested in assets that generally have durations similar to the Company's liabilities. Funds from investment activity included principal and interest payments from the bond and mortgage portfolio as well as sales, calls and maturities of certain securities. As of December 31, 1997, investments subject to certain call provisions totaled $136.5 million; and mortgage-backed securities subject to prepayment risk totaled $1,853.7 million.

        The Company is restricted by Washington State as to the amount of dividends it may pay within a given calendar year to its parent without regulatory consent. That restriction is the greater of statutory net gain from operations for the previous year or 10% of the statutory surplus at the end of the year, subject to a maximum equal to statutory earned surplus.
As of December 31, 1997, approximately $73.7 million was available for dividend payments in 1998.

Investments

        The Company manages its investment portfolio to meet the diversification, credit quality, yield and liquidity requirements of its policy liabilities by investing primarily in fixed maturity instruments, including government and corporate bonds, mortgage backed bonds, and mortgage loans on real estate. At December 31, 1997, the Company held $6.3 billion, or 94.5% of its investment portfolio, in fixed maturity instruments and mortgage loans. The Company's investment philosophy focuses on purchasing assets the durations of which approximate policyholder obligations. To match some of its longer term policy liabilities, the Company has followed a strategy of buying bonds with adequate call protection. The Company also invests in policy loans, short-term securities and other investments, which comprised the remaining 5.5% of its investment portfolio at December 31, 1997.

        The Company primarily purchases investment-grade (BBB-/Baa3 or above) bonds. At December 31, 1997, $4,601.5 million, or 91.1%, of the fixed maturity securities held by the Company were bonds rated by a rating agency (S&P or Moody's), or were government/agency bonds. Fixed maturity securities of $455.4 million, or 8.9%, were comprised primarily of private placement bonds not rated by either rating agency. At December 31, 1997, the Company held $40.0 million of bonds rated below investment grade (excluding split-rated bonds). In addition, the Company held $22.5 million of "not-rated" bonds which the Company believes are below investment grade. Below investment grade bonds include those bonds originally purchased as investment grade but subsequently downgraded in rating, as well as bonds purchased as below investment grade. The Company holds this small percentage of below investment grade bonds in order to enhance the yield on its investment portfolio.

        Investments in mortgage-backed bonds include $1,417.2 million in collateralized mortgage obligations (CMOs) and asset-backed securities and $396.5 million of pass-through securities. These bonds are secured primarily by pools of residential mortgages and generally carry high credit ratings. Approximately 62% of the mortgage-backed bonds are backed by securities issued by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association. In the aggregate, the mortgage-backed bonds had an average rating of AAA/Aaa at December 31, 1997. Most CMO and pass-through securities are subject to prepayment and extension risk (i.e. principal can be received earlier or later than anticipated, based on the rate of mortgage prepayments in the underlying residential mortgage pools).

        The Company has classified all of its fixed maturity investments available-for-sale. Such securities are carried on the consolidated balance sheet at current fair values and marked to market quarterly. Changes in market value, net of the effect on present value of future profits, deferred policy acquisition costs and deferred income taxes, are recorded as unrealized appreciation or depreciation directly in shareholder's interest and, accordingly, have no effect on net income. At December 31, 1997, the amortized cost basis of the Company's fixed maturity securities was $4,903.2 million, representing net unrealized gains of $153.7 million.

        The Company's mortgage loan portfolio consisted of 989 loans at December 31, 1997. The loans, which are originated through a network of mortgage bankers, are made only on completed, leased properties and have a maximum loan-to-value ratio of 75% at the date of origination. Commercial loans comprise the majority of the portfolio, with $656.5 million (53.1%), $298.9 million (24.1%) and $185.1 million (14.9%) attributable to the retail, industrial and office sectors, respectively. The remainder of the loans, $99.4 million (8.0%), are attributable to the residential and other miscellaneous sectors. The mortgage loans are secured by property throughout the U.S., with concentrations in the Pacific region (44.0%) and the South Atlantic region (21.4%).

        Other invested assets of $256.0 million at December 31, 1997 were comprised of several types of assets. The Company has made investments in mutual funds offered by the Company's mutual fund and variable annuity distribution channels of $47.8 million in order to provide seed money for these funds. Pursuant to a periodic review of its asset allocation strategy, the Company has also made investments in limited partnerships ($81.9 million) and an investment in affiliate ($126.3 million).

Competition

        The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are numerous stock, mutual and other types of insurers in the life insurance business in the United States, a significant number of which are substantially larger than GNA. As of December 31, 1997, the Company has 279 employees. In addition, the Company has 42 retail sales agents selling the Company's products through an affiliated company, GNA Insurance Services, Inc. The number of retail sales agents decreased significantly during 1997 as a result of several banks internalizing sales forces.

        A.M. Best assigned to GNA an A + (Superior) rating. Duff & Phelps reaffirmed the Company's AA (Very High) rating, and Standard & Poor's reaffirmed an AA (Excellent) rating based on the Company's high claims paying ability and excellent asset quality.

Government Regulation

        GNA is subject to the laws of the State of Washington governing insurance companies and to the regulations of the Washington Insurance Department. In addition, GNA is subject to regulation under the insurance laws of other jurisdictions in which the Company operates. Regulation by other supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. The Company's books and accounts are subject to review by each Insurance Department and other supervisory agencies at all times, and GNA files annual statements with these agencies. A full examination of the Company's operations is conducted periodically by various Insurance Departments and may include the participation of the insurance departments of other states in which GNA conducts business. Recent examinations have not resulted in significant findings.

        In addition, many states regulate affiliated groups of insurers (including GNA) under insurance holding company legislation. Under such laws, intercompany transactions, including transfers of assets and dividend payments from insurance subsidiaries, may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved. Due to the Company's volume of California business, GNA is considered a California commercially domiciled insurer under California insurance holding company law.

        The National Association of Insurance Commissioners (NAIC) has adopted Risk-Based Capital (RBC) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset quality,
(ii) insurance risk, (iii) interest rate risk, and (iv) other business factors. The RBC formula is designed as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of its operations, the Company monitors the level of its RBC and it exceeds the minimum required levels.

        Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. GNA has estimated assessments related to known insolvencies, and has recorded a liability of $28.9 million at December 31, 1997 related to this estimated liability. The amount of any future assessments related to future insolvencies under these laws, however, cannot be reasonably estimated. Most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies and the tax treatment of insurance and investment products sold by the Company and the taxation impact on the relative desirability of various investment vehicles.

Year 2000

        Year 2000 compliance programs and information systems modifications have been initiated in an attempt to ensure that these systems and key processes will remain functional. This objective is expected to be achieved either by modifying present systems using existing internal and external programming resources or by installing new systems, including enterprise systems, and by monitoring supplier and other third-party interfaces. While there can be no assurance that all such modifications will be successful, management does not expect that either costs of modifications or consequences of any unsuccessful modifications should have material adverse effect on the Company's financial position, results of operations or liquidity.

New Accounting Standards

        In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is required to be adopted by the Company in 1997, except for certain sections which were deferred in accordance with SFAS 127. The adoption of the applicable provisions of SFAS No. 125 in 1997 did not have a material impact on the Company's consolidated financial statements and management of the Company does not expect that adoption of the remaining provisions of SFAS No. 125 will have a material impact on the Company's 1998 financial position, results of operations, or liquidity.

        In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes all changes in equity from nonowner sources; investments by and distributions to owners are excluded. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will include this new reporting information in its 1998 consolidated financial statements as required.

        In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 is effective of disclosures about segments of an enterprise and related information for periods beginning after December 15, 1997. This Statement establishes standards for the way that public business enterprises reporting information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management has not yet determined the impact, if any, of this Statement on the Company's future disclosures.

        In December 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. This SOP provides guidance on accounting by insurance and other enterprises for guaranty-fund and certain other insurance related assessments. The SOP requires enterprises to recognize a liability for assessments when (a) an assessment has been asserted or information available prior to issuance of the financial statements indicates it is probable that an assessment will be asserted, (b) the underlying cause of the asserted or probable assessment has occurred on or before the date of the financial statements, and (c) the amount of the loss can be reasonably estimated. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998 and will be reported in a manner similar to a cumulative effect of a change in accounting principle in the initial year of adoption. Management of the Company does not expect that this SOP will have a material impact on the Company's financial position, results of operations, or liquidity.

EXECUTIVE OFFICERS AND DIRECTORS

                                               Position with GNA(1) and
    Name (Age)                                 Principal Occupation for Last Five Years
Geoffrey S. Stiff                              Director of GNA since 1994.  President and Chief Executive Officer of GNA since
(48)                                           1997. Senior Vice President and Chief Financial Officer of GNA from 1993 - 1996.

Stephen P. Joyce                               Director and Senior Vice President of GNA since 1995.  Vice President, Business
(42)                                            Development, GE Capital Corporation 1991- Current.

Charles A. Kaminski                            Director since 1994 and Senior Vice President of GNA since 1993.
(49)

Victor C. Moses                                Director since 1994 and Senior Vice President of GNA since 1992.
(50)                                           Chief Actuary of GNA since 1993.

Thomas W. Casey                                Senior Vice President and Chief Financial Officer of GNA since 1996.
(35)                                           Vice President of GNA 1993-96.

Debora Dyer Horvath                            Senior Vice President and Chief Information Officer of GNA since 1995.
(43)                                           Vice President of GNA 1993-95.

Leon E. Roday                                  Senior Vice President and General Counsel of GE Capital
(44)                                           Assurance since 1996and GNA since 1998.  Attorney - LeBoeuf, Lamb,
                                               Greene & MacRae L.L.P. 1982-96.

Deborah C. Towner                              Senior Vice President and Chief Mortgage Officer of GNA since 1997.
(44)                                           Assistant Vice President of GNA 1985-97.

James D. Atkins                                Senior Vice President of GNA since 1997.  Senior Vice
(40)                                           President of Fist Colony Life Insurance Company since 1992.

Donald W. Britton                              Senior Vice President of GNA since 1997.  President, First
(49)                                           Colony Life Insurance Company since 1997.  Executive Vice President,
                                               Marketing-First Colon Life Insurance Company 1992-97.

Frank D'Ambra                                  Senior Vice President of GNA since 1997. Vice President of Canada Life Insurance
(44)                                           Company from 1994-97. Assistant Vice President Confederated Life Insurance
                                               Company from 1990-94.

Frank T. Gencarelli                            Senior Vice President of GNA since 1997.  Vice President, then Senior
(43)                                           Vice President First Colony Life insurance Company since 1992.

John M. Howard                                 Senior Vice President of GNA since 1997.  Vice President of GNA 1993-97.
(31)

Andrew J. Larsen                               Senior Vice President of GNA since 1997.  Director and executive Vice
(51)                                           President of First Colony Life insurance Company since 1995.  Vice
                                               President Fist Colony Life Insurance Company 1986-95.

Mark E. Schwarzmann                            Senior Vice President of GNA since 1997.  Senior Vice President, Chief
(36)                                           Operating Officer GE Capital - ResCom 1995-97.  Managing
                                               Director, Business Development GE Capital Commercial Real Estate Financing
                                               and Services 1994-95.  Program General Manager, GE Power Generation 1993-94.

Marycatherine Yeagley                          Senior Vice President of GNA since 1995.  Vice President of GNA 1990-95.
(49)



John W. Attey                                  Vice President, Counsel and Secretary of GNA since 1995.  Associate Counsel
(38)                                           and Assistant Vice President of GNA 1989-94.








                                               Position with GNA(1) and
Name (Age)                                     Principal Occupation for Last Five Years
Scott Curtis                                   Vice President of GNA since 1996.  Sales and Marketing Manager/Director of
(35)                                           GNA 1990-96.

Stephen N. DeVos                               Vice President and Controller of GNA since 1996.  Technical Adviser, GE
(37)                                           Capital Corporation 1994-96.  Manager, Coopers & Lybrand 1986-94.

Michael C. Knebel                              Vice President and Investment Officer of GNA since 1998.  Vice
(55)                                           President and Assistant Treasurer, SAFECO Corporation 1988-97.

Jeffrey I. Hugunin                             Treasurer of GNA since 1994.  Vice President and Treasurer of
(35)                                           Federal Home Life Insurance Company and it subsidiaries since 1992.

Laurence M. Richmond                           Vice President of GNA since 1986.
(50)

J. Michael Singleton                           Vice President of GNA since 1985.
(57)

William C. Shumate, Sr.                        Vice President of GNA since 1996.
(49)                                           President of GE Capital Assignment
                                               Corporation since 1995 and Executive Vice President from 1993-1995.

Patricia C. Vaselakos                          Vice President of GNA since 1994. Program and Regional
(43)                                           Marketing Director of GNA 1990-94.

(1) Each director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and shall have qualified.

Executive Compensation

        GNA's Executive Officers may also serve as officers of one or more of GNA's affiliated companies. In those cases allocations have been made as to each such individual's time devoted to his duties as an executive officer of GNA and its subsidiaries. The following table shows the compensation paid or awarded to, or earned by, based on these allocations, GNA's Chief Executive Officer and its four most highly compensated Executive Officers other than the Chief Executive Officer.

                 Summary Compensation Table [From Susan Gaidos]
                               Annual Compensation

         Name and                                                                  Other Annual        Long Term
    Principal Position                      Year        Salary       Bonus      Compensation(1)   Compensation(2)
    ------------------                      ----        -------      -----      ---------------   ---------------
Geoffrey S. Stiff                           1997       $44,905        $3,675         $11,837                -0-
    President and Chief Executive Officer   1996        53,718        31,700           9,384                -0-
                                            1995        50,558        26,945             255                -0-

Charles A. Kiminski, Jr.                    1997        28,728        17,000             287                -0-

Leon E. Roday                               1997        23,891         7,025              91                -0-


Laurence M. Richmond                        1997        36,103        20,000              11              5,000
     Vice President                         1996        71,092        26,975          58,308             10,375
                                            1995        99,000        36,000           5,499             15,000

J. Michael Singleton                        1997        75,912        39,000             -0-             12,500
     Vice President                         1996       104,813        37,100          44,149             17,500
                                            1995        85,200        27,600           5,685                -0-


(1) Other annual compensation includes car allowance, car expense reimbursement, group term life insurance premiums and moving expense reimbursement.

(2) Not included in the above table is an annuity plan available to certain of GNA's officers which provides for annual payments for a ten year period in the amount of $25,000 after the completion of ten years of employment following the date of the award. The following officers listed in the Summary Compensation Table above have received awards payable as follows: Patrick E. Welch - $50,000 commencing August 1, 1993; Laurence M. Richmond - $25,000 commencing December 1, 1993; James
        M. Singleton - $25,000 commencing January 1, 1996; and Marycatherine Yeagley - $25,000 commencing January 1, 2000, and $25,000 commencing May 1, 2005. An officer's interest in the plan benefits vests at a rate of 10% ($2500) for each year following the date of the award. If an officer dies during the vesting period, his or her estate will receive 100% of the annual payment beginning on the commencement date. If an officer otherwise terminates employment during the vesting period, he or she will be entitled to receive at the commencement date only the vested portion of the plan benefit as of the date of termination.

In connection with the acquisition by GE Capital of all of the outstanding stock of GNA Corporation, The Weyerhaeuser Company, at no cost to GNA, made commitments to certain of GNA's officers, including each of the officers listed in the above table except Geoffrey S. Stiff and Steve Callahan, for a bonus to be paid if the officer were still employed by GNA on April 15, 1994 (one year from the closing date of the acquisition). Each of the eligible officers listed above received the bonus.

No Executive Officer participates in the formulation of his or her compensation. The compensation of Executive Officers is determined by the compensation committee at GNA and the individual to whom the Officer reports and is approved by the parent company of GNA Corporation.

                                LEGAL PROCEEDINGS


        There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against GNA of which the Company has any knowledge.

                                  LEGAL MATTERS

                The organization of GNA and its authority to issue the Contracts and the validity of the form of the Contracts have been passed upon by J. Neil McMurdie, Associate Counsel and Assistant Vice President of GNA.





                                     EXPERTS

                The consolidated financial statements of Great Northern Annuity Corporation and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

        A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended with respect to the Contracts. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning us and the Contracts. Statements contained in this Prospectus as to the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed in the registration statement.

                                    APPENDIX

        The table below is designed to show the impact of the market value adjustment and withdrawal charge on a single premium of $10,000. It assumes the premium is allocated to a Sub-Account with a 10-year Guarantee Period with a guaranteed rate of interest of 5%. The figures for the 5% and 7% current rates assume after the first Certificate Year the withdrawal of all of the prior year's interest pursuant to the free withdrawal provision (see "First Withdrawal During Certificate Year" above). However, the figures for the 3% current rate assume that the free withdrawal option is not exercised (i.e., the free withdrawal amount is zero), since in that instance it is to the advantage of the Participant to have the surrender charge and market value adjustment apply to the entire amount withdrawn.

        The market value adjustments are based on interpolated current interest rates (defined in the Contract as "C") of 3%, 5% and 7%. The Net Sub-Account Values shown in the table are the maximum amounts available as cash withdrawals. Although the withdrawal charge is a fixed percentage of the amount withdrawn, since the free withdrawal feature affects the amount of the withdrawal subject to withdrawal charges, the amount of the charge for withdrawals varies depending upon whether the free withdrawal option is exercised. Values shown in the table have been rounded to the nearest dollar, and therefore the figures under the Net Sub-Account Value columns may not equal the sum of corresponding figures under the Sub-Account Value, Market Value Adjustment and Withdrawal Charge columns.

        The five percent guaranteed interest rate assumed in the table is used for purposes of illustration only and should not be considered a representation of the interest rate we will guarantee for 10-year Guarantee Periods. Further, the three, five and seven percent interest rates on which the figures in the table have been based should not be considered a prediction as to the extent the current rates we use may vary over the ten year period assumed in the table.

        Market Value Adjustments, Withdrawal Charges and Net Sub-Account Values for a 10-year Sub-Account With a Guaranteed Interest Rate of 5% Based on Interpolated Current Interest Rates of:



   End of       Sub-       Market         3%      Net Sub-    Market       5%        Net Sub-      Market          7%      Net Sub-
Certificate   Account      Value     Withdrawal    Account     Value   Withdrawal     Account        Value    Withdrawal   Account
    Year        Value    Adjustment     Charge      Value   Adjustment    Charge       Value      Adjustment     Charge     Value
    ----        -----    ----------  ----------     -----   ---------- -----------     -----      ----------   ----------   -----
    1        10,500        1,984       735       11,749         -0-       735        9,765         -1,640        735      8,125
    2        11,025        1,834       662       12,197         -0-       632       10,394         -1,475        632      8,919
    3        11,576        1,668       579       12,666         -0-       553       11,024         -1,367        553      9,656
    4        12,155        1,487       486       13,156         -0-       464       11,691         -1,242        464     10,449
    5        12,763        1,288       382       13,668         -0-       366       12,397         -1,097        366     11,300
    6        13,401        1,072       268       14,204         -0-       256       13,145           -930        256     12,215
    7        14,071          836       141       14,766         -0-       134       13,937           -739        134     13,197
    8        14,775          579       -0-       15,354         -0-       -0-       14,775           -522        -0-     14,252
    9        15,513          301       -0-       15,815         -0-       -0-       15,513           -277        -0-     15,236
   10        16,289          -0-       -0-       16,289         -0-       -0-       16,289            -0-        -0-     16,289

        The formulas used in determining the amounts shown in the above table are as follows:


(1)     Market Value Adjustment Factor (MVA) = (1 + Guaranteed Interest Rate) n/365 -1
                                                ----------------------------
                                                  1 + Current Interest Rate

(2)     Maximum Free Withdrawal Amount (MFW) = Prior Year's Interest

(3)     Net Sub-Account Value = [(Sub-Account Value-MFW) x (1 + MVA-Withdrawal
        Charge Percent)] + MFW (4) Withdrawal Charge = (Sub-Account Value-MFW) x
        Withdrawal Charge Percent (5) Market Value Adjustment = [(Sub-Account
        Value-MFW) x MVA]

                              FINANCIAL STATEMENTS

           GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Contents

                                                                                                              Page
        Consolidated Financial Statements:
               Great Northern Insured Annuity Corporation and Subsidiaries
                             Independent Auditors' Report............................................
                             Consolidated Balance Sheets as of December 31, 1997 and 1996............
                             Consolidated Statements of Income for the Years Ended
                               December 31, 1997, 1996 and 1995 .....................................
                             Consolidated Statements of Shareholder's Interest for the
                               Years Ended December 31, 1997, 1996 and 1995 .........................
                             Consolidated Statements of Cash Flows for the Years
                               Ended December 31, 1997, 1996 and 1995 ...............................
                             Notes to Consolidated Financial Statements .............................

                   INSERT CONSOLIDATED FINANCIAL STATEMENTS HERE
                           68310: GNAFIN.EDG Pages 1-18





                         [KPMG PEAT MARWICK LETTERHEAD]

Independent Auditors' Report

The Board of Directors
Great Northern Insured Annuity Corporation:

We have audited the accompanying consolidated balance sheets of Great Northern Insured Annuity Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholder's interest, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Insured Annuity Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Richmond, Virginia
January 23, 1998

GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1997 and 1996
(Dollar amounts in millions, except per share amounts)

-------------------------------------------------------------------------------------------------------
Assets                                                                         1997               1996
-------------------------------------------------------------------------------------------------------
Investments:
     Fixed maturities available-for-sale, at fair value
      (amortized cost of $4,903.2 in 1997
        and $5,254.4 in 1996)                                               $ 5,056.9            5,270.1
     Mortgage loans, net of valuation allowance of $36.7 and $35.6
        at December 31, 1997 and 1996, respectively                           1,203.8            1,159.7
     Real estate owned, net                                                       4.1                -
     Policy loans                                                                 3.3                3.3
     Short-term investments                                                      98.8                3.9
     Other invested assets                                                      256.0              161.7
-------------------------------------------------------------------------------------------------------
Total investments                                                             6,622.9            6,598.7

Cash                                                                              2.8                2.3
Accrued investment income                                                       110.7              112.2
Deferred acquisition costs                                                       97.7              129.6
Intangible assets                                                                98.5              181.0
Deferred income taxes                                                             -                 19.1
Other assets                                                                    109.6               44.4
Separate account assets                                                          39.9               32.7
--------------------------------------------------------------------------------------------------------
Total assets                                                                $ 7,082.1            7,120.0
========================================================================================================
Liabilities and Shareholder's Interest
-------------------------------------------------------------------------------------------------------
Liabilities:
     Future annuity and contract benefits                                   $ 6,003.6            6,171.9
     Other policyholder liabilities                                              18.7               48.1
     Accounts payable and accrued expenses                                      215.1              177.4
     Separate account liabilities                                                39.9               32.7
     Deferred income tax liability                                               12.3                -
-------------------------------------------------------------------------------------------------------
Total liabilities                                                             6,289.6            6,430.1
-------------------------------------------------------------------------------------------------------
Shareholder's interest:
     Common stock, ($100 par value;  25,000 authorized, issued and
      outstanding)                                                                2.5                2.5
Additional paid-in capital                                                      542.0              542.0
Net unrealized investment gains                                                  38.3                7.0
Retained earnings                                                               209.7              138.4
-------------------------------------------------------------------------------------------------------
Total shareholder's interest                                                    792.5              689.9
-------------------------------------------------------------------------------------------------------
Total liabilities and shareholder's interest                                $ 7,082.1            7,120.0
=======================================================================================================

See accompanying notes to consolidated financial statements.

GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 1997 and 1996
(Dollar amounts in millions)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                            1997            1996          1995
-------------------------------------------------------------------------------------------------------------------------------
Revenues:
     Net investment income                                                     $             475.3           462.5         784.7
     Net realized investment gains (losses)                                                   19.7             3.1         (14.4)
     Premiums                                                                                 61.1           200.0         177.1
     Policy fees and other income                                                              8.3             8.1          16.7
-------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                               564.4           673.7         964.1
-------------------------------------------------------------------------------------------------------------------------------
Benefits and expenses:

     Interest credited                                                                       293.9           295.7         462.2
     Benefits and other changes in policy reserves                                            97.7           230.9         311.2
     Commissions                                                                              14.7            27.4          42.9
     General expenses                                                                         26.9            36.5          71.2
     Amortization of intangibles, net                                                         32.6            33.9          57.5
     Change in deferred acquisition costs, net                                                (8.2)          (26.7)        (42.9)
-------------------------------------------------------------------------------------------------------------------------------
Total benefits and expenses                                                                  457.6           597.7         902.1
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                                             106.8            76.0          62.0

Provision for income taxes                                                                    35.5            24.9          24.5
-------------------------------------------------------------------------------------------------------------------------------
Income before minority interest                                                               71.3            51.1          37.5

Minority interest                                                                              -               -            11.2
-------------------------------------------------------------------------------------------------------------------------------

Net income                                                                     $              71.3            51.1          26.3
===============================================================================================================================

See accompanying notes to consolidated financial statements.

GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholder's Interest

Years ended December 31, 1997, 1996 and 1995
(Dollar amounts in millions, except share amounts)

---------------------------------------------------------------------------------------------------------------------------

                                                                                 Unrealized
                                                                Additional       Investment                       Total
                                                                  Paid-in          Gains        Retained     Shareholder's
                                      Shares    Amount            Capital         (Losses)      Earnings         Interest
--------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994         25,000   $     2.5          719.4           (528.8)         72.3            265.4
Net income                                 -         -              -                -            26.3             26.3
Dividend of GE Capital Assurance           -         -           (175.2)             -           (11.3)          (186.5)
Purchase price adjustments                 -         -             (2.3)             -             -               (2.3)
Net unrealized investment gains            -         -              -              558.7           -              558.7
----------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1995         25,000         2.5          541.9             29.9          87.3            661.6
Net income                                 -         -              -                -            51.1             51.1
Purchase price adjustments                 -         -              0.1              -             -                0.1
Net unrealized investment losses           -         -              -              (22.9)          -              (22.9)
----------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1996         25,000         2.5          542.0              7.0         138.4            689.9
Net income                                 -         -              -                -            71.3             71.3
Net unrealized investment gains            -         -              -               31.3           -               31.3
----------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997         25,000   $     2.5          542.0             38.3         209.7            792.5
=======================================================================================================================

See accompanying notes to consolidated financial statements.

GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 1997, 1996 and 1995
(Dollar amounts in millions)

--------------------------------------------------------------------------------------------------------------
                                                                         1997            1996            1995
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                      $     71.3            51.1            26.3
     Adjustments to reconcile net income to net cash provided
      by operating activities:
         Minority interest                                                  -               -              11.2
         Increase in future policy benefits                               355.3           496.7           636.7
         Equity in earnings of GE Capital Life of New York                 (8.4)           (7.6)           (1.3)
         Net realized investment gains                                    (19.7)           (3.1)           14.4
         Amortization of investment premiums and discounts                  9.9            27.7            61.4
         Amortization of intangibles                                       32.6            33.9            57.5
         Deferred income tax expense (benefit)                             17.0           (10.4)            4.0
         Change in certain assets and liabilities:
            Decrease (increase) in:
                Accrued investment income                                   1.5           (26.6)           (6.5)
                Deferred acquisition costs                                 (8.2)          (26.7)          (42.9)
                Other assets, net                                         (66.1)          (12.4)           12.6
            Increase (decrease) in:
                Other policy related balances                             (29.4)          (25.5)          (25.7)
                Accounts payable and accrued expenses                      37.7            73.3            24.1
--------------------------------------------------------------------------------------------------------------
Total adjustments                                                         322.2           519.3           745.5
--------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 393.5           570.4           771.8
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Proceeds from investments in fixed maturities
      and real estate                                                   1,229.3           868.2         1,735.6
     Principal collected on mortgage and policy loans                     152.1           163.9           124.4
     Purchases of fixed maturities                                       (965.2)       (1,199.5)       (1,846.5)
     Mortgage and policy loan originations                               (198.0)          (42.3)         (159.9)
     Dividends received                                                     7.2             7.5             7.1
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                       225.4          (202.2)         (139.3)
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from issue of investment contracts                          263.9           415.6           810.3
     Redemption and benefit payments on investment contracts             (787.4)         (807.6)       (1,469.2)
     Cash distributed in conjunction with dividend                          -               -             (31.5)
--------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                    (523.5)         (392.0)         (690.4)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       95.4           (23.8)          (57.9)
===============================================================================================================
Cash and cash equivalents at beginning of year                              6.2            30.0            87.9
===============================================================================================================
Cash and cash equivalents at end of year                             $    101.6             6.2            30.0
===============================================================================================================

See accompanying notes to consolidated financial statements.

GREAT NORTHERN INSURED ANNUITY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 1997, 1996 and 1995
(Dollar amounts in millions)

==============================================================================



   (1) Basis of Presentation, Principles of Consolidation and Summary of Significant Accounting Policies

         Basis of Presentation

         These consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP) for stock life insurance companies, which vary in several respects from accounting practices prescribed or permitted by the Insurance Commissioner of the State of Washington, where Great Northern Insured Annuity Corporation (GNA or the Company) is domiciled. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

         Principles of Consolidation

         Effective April 1, 1993, General Electric Capital Corporation (GE Capital), all of whose common stock is indirectly owned by General Electric Company, completed the acquisition of GNA's parent company, GNA Corporation. Effective July 14, 1993, GE Capital acquired 100% of the issued and outstanding capital stock of United Pacific Life Insurance Company and four of its seven wholly-owned subsidiaries (collectively, the Acquisitions). During 1994 United Pacific Life Insurance Company was renamed General Electric Capital Assurance Company (GE Capital Assurance).

         Effective October 1, 1995, the Company was party to a reorganization (the Reorganization) involving GNA Corporation and certain of its life insurance company subsidiaries. The Reorganization allows all life insurance company subsidiaries of GNA Corporation to file a consolidated federal tax return.

         Prior to the Reorganization, GE Capital Assurance's voting common stock was owned by GNA and its preferred and nonvoting common stock was owned by GNA Corporation, thus resulting in minority interest. As part of the Reorganization, GNA became a wholly-owned subsidiary of GE Capital Assurance and GE Capital Assurance became a wholly-

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================




   (1)   Continued

         owned subsidiary of GNA Corporation. In order for GE Capital Assurance to become the direct parent of GNA, GNA Corporation contributed all of the stock of GNA to GE Capital Assurance in exchange for voting share of GE Capital Assurance. On October 1, 1995, GNA distributed its holdings of GE Capital Assurance common stock to GE Capital Assurance with the result that GE Capital Assurance is now wholly-owned by GNA Corporation and a decrease in shareholder's interest of $186.5.

         The accompanying consolidated financial statements include the accounts of GNA and its subsidiaries prior to the Reorganization, GE Capital Assurance and First GNA Life Insurance Company of New York (First GNA), owned 48% by GNA and 52% by GE Capital Assurance. The results subsequent to the Reorganization include GNA, as well as its proportionate share of First GNA, accounted for under the equity method. Effective February 1, 1996, First GNA was renamed GE Capital Life Assurance Company of New York (GE Capital Life of New York).

         Products

         The Company's operations are in one business segment, Wealth Accumulation and Transfer. Wealth Accumulation and Transfer products are investment vehicles and insurance contracts intended to increase the policyholder's wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death. The Company's principal product lines under the Wealth Accumulation and Transfer segment are deferred annuities (fixed and variable) and immediate annuities.

         The Company primarily sells its products through banks, thrifts and other financial institutions.

         Revenues

         Investment income is recorded when earned. Investment gains and losses are calculated on the basis of specific identification. Premiums on short duration insurance contracts are reported as revenue over the terms of the related insurance policies. In general, earned premiums are calculated on a pro-rata basis or are recognized in proportion to expected claims. Premiums on long-duration insurance products are recognized as earned when

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================





   (1)   Continued

         due or, in the case of life contingent immediate annuities, when the contracts are issued. Premiums received under annuity contracts without significant mortality risk and premiums received on universal life products are not reported as revenues but as future annuity and contract benefits. Other income consists primarily of surrender charges on certain policies. Surrender charges are recognized as income when the policy is surrendered.

         Statements of Cash Flows

         Certificates and other time deposits are classified as short-term investments on the consolidated balance sheets and considered cash equivalents in the consolidated statements of cash flows.

         Investments

         The Company has designated its fixed maturities (bonds, notes, and redeemable preferred stock) as available-for-sale. The fair value for fixed maturities is based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the credit quality, call features and maturity of the investments, as applicable.

         Changes in the market values of investments available-for-sale, net of the effect on deferred policy acquisition costs, present value of future profits and deferred federal income taxes, are reflected as unrealized investment gains or losses in a separate component of shareholder's interest and, accordingly, have no effect on net income. Unrealized losses that are considered other than temporary are recognized in earnings through an adjustment to the amortized cost basis of the underlying securities.

         Investment income on mortgage-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================




   (1)   Continued

         assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income.

         The Company does not engage in derivatives trading, market-making or other speculative activities. The Company requires all options to be designated and accounted for as hedges of specific assets, liabilities or committed transactions; resulting payments and receipts are recognized contemporaneously with effects of hedged transactions. Any instrument designated but ineffective as a hedge is marked to market and recognized in operations immediately. A payment or receipt arising from early termination of an effective hedge is accounted for as an adjustment to the basis of the hedged transaction.

         Mortgage and policy loans are stated at the unpaid principal balance of such loans, net of allowances for estimated uncollectable amounts.

         Deferred Acquisition Costs

         Acquisition costs include costs and expenses which vary with and are primarily related to the acquisition of insurance and investment contracts, such as commissions, direct advertising and printing and certain support costs such as underwriting and policy issue expenses. Acquisition costs capitalized are determined by actual costs and expenses incurred by product in the year of issue.

         For investment contracts, deferred acquisition costs are amortized based on the present value of the anticipated gross profits from investments, interest credited, surrender charges, mortality and maintenance expenses. As actual gross profits vary from projected, the impact on amortization is included in net income. For insurance contracts, the acquisition costs are amortized in relation to the benefit payments or the present value of expected future premiums.

         Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balances. If such comparison indicates that the expected gross profits will not be sufficient to recover the asset, the difference is charged to expense.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================




   (1)   Continued

         Intangible Assets

         Present Value of Future Profits - In conjunction with the acquisitions of life insurance subsidiaries, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits (PVFP), represents the actuarially determined present value of the projected future cash flows from the acquired policies.

         Goodwill - Goodwill is amortized over its estimated period of benefit on the straight-line method. No amortization period exceeds 25 years. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

         Federal Income Taxes

         The Company is included with GE Capital Assurance in a life insurance consolidated federal income tax return. Deferred taxes are allocated by applying the asset and liability method of accounting for deferred income taxes to members of the group as if each member was a separate taxpayer. Intercompany balances are settled annually.

         Future Annuity and Contract Benefits

         Future annuity and contract benefits consists of the liability for life insurance policies and immediate and deferred annuity contracts. Depending on the type of contract, these are calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals, with experience adjustments for adverse deviation where appropriate.

         Separate Accounts

         The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity contract owners. The Company receives mortality risk fees and administration charges from the variable mutual fund portfolios. The separate account assets are carried at fair value and are equivalent to the liabilities that represent the policyholders' equity in those assets.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================




   (1)   Continued

         Reclassifications

         Certain reclassifications may have been made to the prior year's financial statements to conform to the current year's presentation. These reclassifications have no effect on reported net income of financial position.

    (2)  Investments

         General

         For the years ended December 31, the sources of investment income of the Company were as follows:

                                                                                    1997      1996       1995
-------------------------------------------------------------------------------------------------------------
 Fixed maturities                                                          $      369.6     353.0      662.9
 Mortgage loans                                                                    97.8     102.8      122.3
 GE Capital Life of New York equity method income                                   8.4       7.6        1.3
 Other                                                                              3.4       2.4        4.9
-------------------------------------------------------------------------------------------------------------
 Gross investment income                                                          479.2     465.8      791.4
 Investment expenses                                                               (3.9)     (3.3)      (6.7)
-------------------------------------------------------------------------------------------------------------
 Net investment income                                                     $      475.3     462.5      784.7
=============================================================================================================

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements
(Dollar amounts in millions)

   (2)   Continued

         For the years ended December 31, sales proceeds and gross realized investment gains and losses resulting from the sales of investment securities available-for-sale were as follows:

                                                                                1997       1996      1995
------------------------------------------------------------------------------------------------------------
Sales proceeds                                                             $     349.4      192.8     998.9
Gross realized investment:
     Gains                                                                        24.1        8.1      16.6
     Losses                                                                       (4.4)      (5.0)    (31.0)
------------------------------------------------------------------------------------------------------------
Net realized investment gains (losses)                                     $      19.7        3.1     (14.4)
============================================================================================================


         The additional proceeds from investments presented in the statements of cash flows result from principal collected on mortgage-backed securities, maturities, calls and sinking payments.

         Net unrealized gains and losses on investment securities classified as available-for-sale are reduced by deferred income taxes and adjustments to the present value of future profits and deferred acquisition costs that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of shareholder's interest are summarized as follows:

                                                                                       1997         1996
-----------------------------------------------------------------------------------------------------------
 Net unrealized gains on available-for-sale investment securities before adjustments:
 Fixed maturities                                                              $        153.7         15.7
 Other invested assets                                                                    3.5          5.4
-----------------------------------------------------------------------------------------------------------
 Sub-total                                                                              157.2         21.1

 Adjustments to the present value of future profits and deferred
      acquisition costs                                                                (100.1)       (10.0)
 Deferred income taxes                                                                  (18.8)        (4.1)
-----------------------------------------------------------------------------------------------------------
 Net unrealized gains on available-for-sale investment securities              $         38.3          7.0
===========================================================================================================

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================




   (2)   Continued

         At December 31, the amortized cost, gross unrealized gains and losses, and fair values of the Company's fixed maturities available-for-sale were as follows:

                                                                           Gross         Gross
                                                         Amortized    unrealized    unrealized          Fair
1997                                                          cost         gains        losses         value
-------------------------------------------------------------------------------------------------------------
Fixed maturities:
     U.S. government and agency                      $          78.5          10.8           -            89.3
     Non-U.S. corporate                                        184.1          12.1          (0.9)        195.3
     U.S. corporate                                          2,826.9          97.6          (5.9)      2,918.6
     Mortgage-backed                                         1,813.7          48.7          (8.7)      1,853.7
-------------------------------------------------------------------------------------------------------------
 Total fixed maturities                              $       4,903.2         169.2         (15.5)      5,056.9
=============================================================================================================



                                                                            Gross         Gross
                                                         Amortized     unrealized    unrealized         Fair
1996                                                          cost          gains        losses        value
-------------------------------------------------------------------------------------------------------------
Fixed maturities:
     U.S. government and agency                      $         144.5            9.9          (1.4)       153.0
     Non-U.S. corporate                                        200.9            6.7          (1.5)       206.1
     U.S. corporate                                          3,065.0           10.1         (28.0)     3,047.1
     Mortgage-backed                                         1,844.0           36.5         (16.6)     1,863.9
-------------------------------------------------------------------------------------------------------------
 Total fixed maturities                              $       5,254.4           63.2         (47.5)     5,270.1
==============================================================================================================

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (2) Continued

         The scheduled maturity distribution of the fixed maturities portfolio at December 31 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                             1997
                                                                                --------------------------
                                                                                  Amortized          Fair
                                                                                       cost         value
----------------------------------------------------------------------------------------------------------
Due in one year or less                                                       $         396.4         398.5
Due one year through five years                                                       1,475.0       1,501.7
Due five years through ten years                                                        569.2         592.3
Due after ten years                                                                     648.9         710.7
----------------------------------------------------------------------------------------------------------
Subtotals                                                                             3,089.5       3,203.2
Mortgage-backed securities                                                            1,813.7       1,853.7
----------------------------------------------------------------------------------------------------------
Totals                                                                        $       4,903.2       5,056.9
==========================================================================================================


         As required by law, the Company has investments on deposit with governmental authorities and banks for the protection of policyholders of $3.5 and $3.0 to December 31, 1997 and 1996, respectively.

         At December 31, 1997, approximately 23.5% and 15.3% of the Company's investment portfolio is comprised of securities issued by the manufacturing and financial industries, respectively, the vast majority of which are rated investment grade, and which are senior secured bonds. No other industry group comprises more than 10% of the Company's investment portfolio. This portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of one particular region.

         At December 31, 1997, the Company did not hold any fixed maturity securities, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of shareholder's interest.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (2) Continued

         The credit quality of the fixed maturity portfolio at December 31 follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody's.

                                                               1997                         1996
                                                   ------------------------        ---------------------
                                                           Fair                          Fair
                                                          value    Percent              value   Percent
--------------------------------------------------------------------------------------------------------
 Agencies and treasuries                         $        1,207.0       23.9%    $      1,400.5      26.6%
 AAA/Aaa                                                    612.3       12.1              476.7       9.0
 AA/Aa                                                      317.1        6.3              284.6       5.4
 A/A                                                      1,162.4       23.0            1,412.7      26.8
 BBB/Baa                                                  1,262.7       25.0            1,275.1      24.2
 BB/Ba                                                       36.9        0.7               40.7       0.8
 B/B                                                          3.1        0.1                -         -
 Not rated                                                  455.4        8.9              379.8       7.2
--------------------------------------------------------------------------------------------------------
 Totals                                          $        5,056.9      100.0%    $      5,270.1     100.0%
--------------------------------------------------------------------------------------------------------




         Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, some securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as "not rated." This has neither positive nor negative implications regarding the value of the security.

         At December 31, 1997, there were no fixed maturities in default as to principal and interest.

         Mortgage Loans

         At December 31, 1997 and 1996, the Company's mortgage loan portfolio consisted of 989 and 1,044, respectively, first mortgage loans on commercial real estate properties. The loans, which are originated by the Company through a network of mortgage bankers, are made only on completed, leased properties and have a maximum loan-to-value ratio of 75% at the date of origination.

GREAT NORTHERN INSURED ANNUITY CORPORATION
Notes to Consolidated Financial Statements
(Dollar amounts in millions)

   (2) Continued

         At December 31, 1997 and 1996, respectively, the Company held $451.1 and $449.0 in mortgages secured by real estate in California, comprising 36% and 38% of the respective total mortgage portfolio. For the years ended December 31, 1997, 1996 and 1995, respectively, the Company originated $79.7, $12.5 and $18.5 of mortgages secured by real estate in California, which represent 40%, 29% and 13% of the respective total origination's for those years.

         "Impaired" loans are defined under generally accepted accounting principles as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases, or large groups of smaller-balance homogeneous loans, and therefore applies principally to the Company's commercial loans.

         Under these principles, the Company has two types of "impaired" loans as of December 31, 1997 and 1996: loans requiring allowances for losses ($0 and $1.7, respectively) and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition ($6.1 and $12.6, respectively). Allowance for losses on these loans as of December 31, 1997 and 1996 were $0 and $.8, respectively. Average investment in impaired loans during 1997, 1996 and 1995 was $8.9, $15.6 and $11.3 respectively and interest income earned on these loans while they were considered impaired was $.7, $.7 and $1.3, respectively.

         The following table shows the activity in the allowance for losses during the years ended December 31:

                                              1997      1996       1995
------------------------------------------------------------------------

Balance at January 1                    $       35.6      35.3       32.0
Dividend of GE Capital Assurance                 -         -         (0.3)
Provision charged to operations                  2.3       2.5        2.8
Amounts written off, net of recoveries          (1.2)     (2.2)       0.8
------------------------------------------------------------------------
Balance at December 31                  $       36.7      35.6       35.3
========================================================================

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (2) Continued

         The write-offs represented .09%, 0.18% and 0.15% of average mortgage loans outstanding during 1997, 1996 and 1995, respectively.

         The allowance for losses on mortgage loans at December 31, 1997 and 1996 represented 3.0% and 3.1% of gross mortgage loans, respectively.

         Investment in GE Capital Life of New York

         A portion of other invested assets at December 31, 1997 and 1996 included $126.3 and $121.0, respectively, for the Company's 48% investment in GE Capital Life of New York, accounted for under the equity method. Investment income for 1997 and 1996 includes $8.4 and $7.6 for equity in earnings of GE Capital Life of New York respectively. For 1995, investment income includes $1.3 for equity in earnings of GE Capital Life of New York subsequent to the Reorganization on October 1, 1995. Prior to the Reorganization, GE Capital Life of New York was consolidated. Following is the summarized financial information for GE Capital Life of New York as of and for the years ended December 31:

                                              1997        1996        1995
--------------------------------------------------------------------------
Total revenue                         $       164.4       163.3       102.0
Total expenses                                135.4       137.6        84.1
--------------------------------------------------------------------------
Income before income taxes                     29.0        25.7        17.9
Provision for income taxes                     11.5         9.8         8.4
--------------------------------------------------------------------------
Net income                            $        17.5        15.9         9.5
==========================================================================
Total investments                     $     1,667.6     1,554.1     1,491.6

Other assets                                  139.9       154.9       100.1
--------------------------------------------------------------------------
Total assets                          $     1,807.5     1,709.0     1,591.7
==========================================================================

Total liabilities                     $     1,547.2     1,459.8     1,334.9

Shareholder's interest                        260.3       249.2       256.8
--------------------------------------------------------------------------
Total liabilities and
  shareholder's interest              $     1,807.5     1,709.0     1,591.7
--------------------------------------------------------------------------


GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================




   (3)   Deferred Acquisition Costs

         Activity impacting deferred acquisition costs for the years ended December 31, was as follows:

                                                                                 1997      1996       1995
-----------------------------------------------------------------------------------------------------------
Unamortized balance at January 1                                           $      133.2     106.5       90.2
Dividend of GE Capital Assurance                                                    -         -        (26.6)
Costs deferred                                                                     18.4      36.0       53.0
Amortization, net                                                                 (10.2)     (9.3)     (10.1)
-----------------------------------------------------------------------------------------------------------
Unamortized balance at December 31                                                141.4     133.2      106.5
Cumulative effect of net unrealized investment gains                              (43.7)     (3.6)     (17.7)
-----------------------------------------------------------------------------------------------------------
Recorded balance                                                           $       97.7     129.6       88.8
============================================================================================================



   (4) Intangible Assets

         Present Value of Future Profits (PVFP)

         The method used by the Company to value PVFP in connection with acquisitions of life insurance entities is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits, and (3) discount these gross profits at the rate of return that the Company must earn in order to accept the inherent risks.

         After PVFP is determined, the amount is amortized, net of accreted interest in a manner similar to the amortization of deferred acquisition cost. Interest accretes at rates credited to policyholders on underlying contracts. As actual results vary from projected amounts, the impact on amortization is included in net income.

         Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (4) Continued

         The following table presents the activity in PVFP for the years ended December 31:

                                                                                  1997      1996       1995
----------------------------------------------------------------------------------------------------------
Unamortized balance at January 1                                          $      155.1     187.5      313.9
Dividend of GE Capital Assurance                                                   -         -        (74.0)
Interest accrued at 5.2% in 1997, 5.4% in 1996 and 4.8% in 1995                    7.1      10.0       15.4
Amortization                                                                     (38.1)    (42.4)     (67.8)
----------------------------------------------------------------------------------------------------------
Unamortized balance at December 31                                               124.1     155.1      187.5
Cumulative effect of net unrealized investment gains                             (56.4)     (6.4)     (65.1)
----------------------------------------------------------------------------------------------------------
Recorded balance                                                          $       67.7     148.7      122.4
===========================================================================================================


         The estimated percentage of the December 31, 1997 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

1998                    20%
1999                    16
2000                    13
2001                    11
2002                     9


         Goodwill

         At December 31, 1997 and 1996, total unamortized goodwill was $29.7 and $31.2, respectively, which is shown net of accumulated amortization of $6.9 and $5.5, respectively. Goodwill amortization was $1.5, $1.5 and $4.8 for the years ended December 31, 1997, 1996 and 1995, respectively.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (5)   Future Annuity and Contract Benefits

         Investment and Universal Life Type Contracts

         Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment and universal life contracts are recognized by providing a liability equal to the current account value of the policyholder's contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management. At December 31, 1997 and 1996, investment and universal life contracts comprised $5,435.8 and $5,660.9, respectively.

         Insurance Contracts

         Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits based on mortality, morbidity, and other assumptions which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential premium deficiencies. At December 31, 1997 and 1996, insurance contracts comprised $567.8 and $511.0, respectively.

         Interest rate assumptions used in calculating the present value of future annuity and contract benefits range from 5.8% to 9.9%.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (6) Income Taxes

         The total provision for income taxes for the years ended December 31 consisted of the following components:

                                                                                  1997        1996       1995
------------------------------------------------------------------------------------------------------------
Current federal income tax provision                                      $       17.2        34.3       19.5
Deferred federal income tax provision (benefit)                                   17.3       (10.1)       3.9
------------------------------------------------------------------------------------------------------------

Subtotal federal provision                                                        34.5        24.2       23.4

Current state income tax provision                                                 1.3         1.0        1.0
Deferred state income tax provision (benefit)                                     (0.3)       (0.3)       0.1
------------------------------------------------------------------------------------------------------------
Subtotal state provision                                                           1.0         0.7        1.1
------------------------------------------------------------------------------------------------------------
Total income tax provision                                                $       35.5        24.9       24.5
=============================================================================================================


         The reconciliation of the federal statutory tax rate to the effective income tax rate is as follows:

                                                                                1997       1996        1995
------------------------------------------------------------------------------------------------------------
Statutory U.S. federal income tax rate                                          35.0%      35.0%       35.0%
Equity in earnings of GE Capital Life of New York                               (2.8)      (3.5)       (0.7)
State income tax                                                                 0.6        0.6         1.2
Goodwill amortization                                                            0.5        0.7         2.7
Other, net                                                                      (0.1)       -           1.3
----------------------------------------------------------------------------------------------------------
Effective rate                                                                  33.2%      32.8%       39.5%
===========================================================================================================


GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (6) Continued

         The components of the net deferred income tax benefit at December 31 are as follows:

                                                                                      1997             1996
------------------------------------------------------------------------------------------------------------
Assets:

     Future annuity and contract benefits                                  $           68.7             68.2
     Guaranty association assessments                                                  11.7             14.1
     Mortgage loans and real estate owned                                               -                6.2
     Other                                                                              1.0              0.7
-----------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                              81.4             89.2
-----------------------------------------------------------------------------------------------------------
Liabilities:

     Net unrealized gains on investment securities                                    (18.8)            (4.1)
     Investments                                                                       (3.1)            (2.0)
     Present value of future profits                                                  (35.7)           (45.2)
     Deferred acquisition costs                                                       (22.5)           (16.4)
     Other                                                                            (13.6)            (2.4)
-----------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                        (93.7)           (70.1)
-----------------------------------------------------------------------------------------------------------
Net deferred income tax benefit (liability)                                $          (12.3)            19.1
============================================================================================================


         Based on an analysis of the Company's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income enabling the Company to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets was deemed necessary.

         The Company paid $25.4, $50.4 and $1.7, for federal and state income taxes during the years 1997, 1996 and 1995, respectively.


   (7) Related Party Transactions

         During the years ended December 31, 1997, 1996 and 1995, the Company recognized $3.4, $3.4 and $1.6, respectively, from its affiliates, Capital Brokerage Corporation (formerly known as GNA Securities, Inc.) and GNA Distributors, Inc. for reimbursement of marketing, administrative and general office expenses.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================



   (7) Continued

         During the years ended December 31, 1997, 1996 and 1995, the Company received a dividend from GE Capital Life of New York of $7.2, $7.5 and $7.1, respectively.

   (8) Commitments and Contingencies

         Mortgage Loan Commitments

         As of December 31, 1997 and 1996, the Company was committed to fund $94.8 and $27.7, respectively, in mortgage loans.

         Guaranty Association Assessments

         The Company's insurance subsidiaries are required by law to participate in the guaranty associations of the various states in which they do business. The state guaranty associations ensure payment of guaranteed benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies by assessing all other companies involved in similar lines of business.

         There are currently several unrelated insurance companies which had substantial amounts of annuity business in the process of liquidation or rehabilitation. The Company's insurance subsidiaries paid assessments of $5.4, $3.9 and $6.6 to various state guaranty associations during the years 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996, accounts payable and accrued expenses include $28.9 and $34.4, respectively, related to estimated future assessments.

         Litigation

         There is no material pending litigation to which the Company is a party or of which any of the Company's property is the subject, and there are no legal proceedings contemplated by any governmental authorities against the Company of which management has any knowledge.

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements
(Dollar amounts in millions)

(9)      Fair Value of Financial Instruments

         On December 31, 1995, the Company adopted SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments. This statement requires disclosures about the amounts, nature and terms of derivative financial instruments and modifies existing disclosure requirements for other financial instruments.

         The Company has no derivative financial instruments as defined by SFAS No. 119 at December 31, 1997, other than mortgage loan commitments of $94.8.

         The fair values of financial instruments presented in the applicable notes to the Company's consolidated financial statements are estimates of the fair values at a specific point in time using available market information and valuation methodologies considered appropriate by management. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

         Financial instruments that, as a matter of accounting policy, are reflected in the accompanying consolidated financial statements at fair value are not included in the following disclosures. Such items include fixed maturities, accrued investment income and certain other invested assets. The carrying value of policy loans and short-term investments approximates fair value at December 31, 1997 and 1996, respectively.

         At December 31, the carrying amounts and fair values of the Company's remaining financial instruments were as follows:

                                                             1997                        1996
                                               ----------------------------   ----------------------------
                                                   Carrying           Fair        Carrying           Fair
Financial Instruments                                amount          value          amount          value
----------------------------------------------------------------------------------------------------------
Mortgage loans                               $        1,203.8        1,268.6         1,159.7        1,171.2
Investment contracts                         $        5,315.3        5,194.3         5,504.0        5,364.5
----------------------------------------------------------------------------------------------------------


GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

===============================================================================




   (9) Continued

         The fair value of mortgage loans is estimated by discounting the estimated future cash flows using interest rates applicable to current loan origination, adjusted for credit risks.

         The estimated fair value of investment contracts is the amount payable on demand (cash surrender value) for deferred annuities and the net present value based on interest rates currently offered on similar contracts for non-life contingent immediate annuities. Fair value disclosures are not required for insurance contracts.

(10)     Restrictions on Dividends

         Insurance companies are restricted by states as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with thirty days prior written notice within certain limits. The limits are generally based on 10% of the prior year surplus (net of adjustments in some cases) and prior year statutory income (net gain from operations, net income adjusted for realized capital gains, or net investment income). Dividends in excess of the prescribed limits or the company's earned surplus are deemed extraordinary and require formal state insurance commission approval. Based on statutory results as of December 31, 1997, the Company is able to pay $73.7 in dividends in 1998 without obtaining regulatory approval.

   (11)  Supplementary Financial Data

         The Company's insurance subsidiaries file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (NAIC) that are prepared on an accounting basis prescribed by such authorities (statutory basis). Statutory accounting practices differ from generally accepted accounting principles (GAAP) in several respects, causing differences in reported net income and shareholder's interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. The Company's insurance subsidiaries have no significant permitted accounting practices.

         Combined statutory net income for the Company's insurance subsidiaries for the years ended December 31, 1997, 1996 and 1995 was $73.0, $65.4 and $76.7 , respectively. The

GREAT NORTHERN INSURED ANNUITY CORPORATION

Notes to Consolidated Financial Statements

(Dollar amounts in millions)

================================================================================

   (11)  Continued

         combined statutory capital and surplus as of December 31, 1997 and 1996 was $496.5 and $411.2, respectively.

         The NAIC has adopted Risk-Based Capital (RBC) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset quality, (ii) insurance risk, (iii) interest rate risk, and (iv) other business factors. The RBC formula is designated as an early warning tool for the states to identify possible under- capitalized companies for the purpose of initiating regulatory action. In the course of operations, the Company periodically monitors the RBC level of each of its insurance subsidiaries. At December 31, 1997 and 1996, each of the Company's insurance subsidiaries exceeded the minimum required RBC levels.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of issuance and Distribution.

               The expenses of the issuance and distribution of the Contracts, other than any underwriting discounts and commissions, are as follows:

                                                           Amount
                                                           ------
  NASD Fee                                             $    5,500
  Securities and Exchange Commission
  Registration Fee                                         17,241
  Printing and Engraving                                  100,800
  Accounting fees and expenses                            106,750
  Legal fees and expenses                                  41,600
                                                 ================
                        Total Expenses                 $  271,891

Item 14.  Indemnification of Officers and Directors.

               The registrant's By-Laws provide, inter alia, that any director, officer or employee of the registrant may be indemnified by the registrant against liability (including fines, penalties and amounts paid or incurred in settlement of any action or in the satisfaction of a judgment except a judgment in favor of the registrant) and reasonable expenses incurred by him or her in connection with any action of whatever nature, whether civil, criminal, administrative or investigative, in which her or she may be involved by reason of his or her having been a director, officer or employee of the registrant. In the case of an action brought by or in the right of the registrant, a person who has been successful on the merits shall be indemnified as of right, no person who has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the registrant shall be indemnified, and any other party shall be indemnified if the Board of Directors, acting by a quorum consisting of directors not having an interest in the action, determines that such person has not been guilty of negligence or misconduct in the performance of his or her duty to the registrant. In the case of any other action, a person who has been successful on the merits shall be indemnified as of right and any other person shall be indemnified if the Board of Directors, acting by a quorum consisting of directors not having an interest in the action, determines that such person acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the registrant and, in any criminal action or proceeding, that such person had no reasonable cause to believe that his or her conduct was unlawful.

Item 15.  Recent Sales of Unregistered Securities.

               During the past three years the registrant has sold no securities which were not registered pursuant to the Securities Act of 1933.

Item 16.  Exhibits and Financial Statement Schedules.

               (a)           Exhibits

                             1.1 Form of Underwriting Agreement between Great Northern Insured Annuity Corporation and GNA Distributors, Inc. Previously filed as Exhibit 1.1 with pre-effective amendment No. 1 to Form S-1 filed on January 14, 1994.

                             3.1 Articles of Incorporation of Great Northern Insured Annuity
                                            Corporation.  Previously filed as
                                            Exhibit 3.1 to Form S-1 on May 14,
                                            1993.

                             3.2            By-laws of Great Northern Insured
                                            Annuity Corporation.   Previously
                                            filed as Exhibit 3.2 to Form S-1 on
                                            May 14, 1993.

                             4.1 Group Modified Guaranteed Annuity Contract. Previously filed as
                                            Exhibit 4.1 to Form S-1 on May 14,
                                            1993.

                             4.2 Addendum to Contract or Certificate for Modified Guaranteed Annuity. Previously filed as Exhibit 4.2 to Form S-1 on May 14, 1993

                             4.3            Certificate of Participation.
                                            Previously filed as Exhibit 4.3 to
                                            Form S-1 on May 14, 1993.

                             4.4 Addendum to Modified Guaranteed Annuity Certificate for 403(b) Annuity. Previously filed as Exhibit
                                            4.4 to Form S-1 on May 14, 1993.

                             4.5 Addendum to Modified Guaranteed Annuity Certificate for Individual Retirement Annuity. Previously filed as Exhibit 4.5 to Form S-1 on
                                            May 14, 1993.

                             5. Opinion and Consent of J. Neil McMurdie, Esq., Associate Counsel and Assistant Vice President.

                             24.1           Consent of KPMG Peat Marwick LLP.

                             27.            Financial Data Schedule

               (b)           Financial Statement Schedules.

                             See Financial Statements in Prospectus.

Item 17.  Undertakings.

               (a)           Rule 415 Offering.

                             Previously furnished.

               (b)           Indemnification.

                             Previously furnished.

                                   EXHIBITS

                                  EXHIBIT INDEX

                                                                                                                 Page in Sequential
                                                                                                                 Numbering  System
                                                                                                                 Where Exhibit
Exhibit No.                           Description                                                                Located

            1.1               Form of Underwriting Agreement Between Great Northern Insured Annuity              Previously filed as
                              Corporation and GNA Distributors, Inc.                                             Exhibit 1.1 with
                                                                                                                 Pre-effective
                                                                                                                 amendment No. 1 to
                                                                                                                 Form S-1 filed on
                                                                                                                 January 14, 1994.

            3.1               Articles of Incorporation of Great Northern Insured Annuity Corporation.           Previously filed as
                                                                                                                 Exhibit 3.1 to Form
                                                                                                                 S-1 on May 14,
                                                                                                                 1993.

            3.2               By-Laws of Great Northern Insured Annuity Corporation.                             Previously filed as
                                                                                                                 Exhibit 3.2 to Form
                                                                                                                 S-1 on May 14,
                                                                                                                 1993.

            4.1               Group Modified Guaranteed Annuity Contract.                                        Previously filed as
                                                                                                                 Exhibit 4.1 to Form
                                                                                                                 S-1 on May 14,
                                                                                                                 1993.

            4.2               Addendum to Contract or Certificate for Modified Guaranteed Annuity .              Previously filed as
                                                                                                                 Exhibit 4.2 to Form
                                                                                                                 S-1 on May 14,
                                                                                                                 1993.

            4.3               Certificate of Participation.                                                      Previously filed as
                                                                                                                 Exhibit 4.3 to Form
                                                                                                                 S-1 on May 14,
                                                                                                                 1993.

            4.4               Addendum to Modified Guaranteed annuity Certificate for 403(b) Annuity.            Previously filed as
                                                                                                                 Exhibit 4.4 to Form
                                                                                                                 S-1 on May 14,
                                                                                                                 1993.

            4.5               Addendum to Modified Guaranteed Annuity Certificate for Individual Retirement      Previously filed as
                                                                                                                 Exhibit 4.5 to Form
                                                                                                                 S-1 on May 14,
                                                                                                                 1993. Annuity.

            5.                Opinion and Consent of J. Neil McMurdie, Esq., Associate
                              Counsel and Assistant Vice President.

           24.1               Consent of KPMG Peat Marwick LLP

            27.               Financial Data Schedule
